Filed pursuant to Rule 424(b)(3)
Registration No. 333-189020

PROSPECTUS

SIMON WORLDWIDE, INC.

Subscription Rights to Purchase up to 23,854,680 Shares of Common Stock at $0.21 per share

We are distributing, at no charge, to holders of record of our common stock, nontransferable subscription rights to purchase an aggregate of up to 23,854,680 shares of our common stock for an aggregate subscription price of $5,009,482.80. We refer to this offering as the subscription rights offering. In this subscription rights offering, you will receive one subscription right for each share of our common stock you hold of record at 5:00 p.m., Eastern time, on August 6, 2013, the record date.

Each whole subscription right will entitle you, as a holder of record of our common stock, to purchase 0.471 shares of our common stock at a subscription price of $0.21 per whole share, which we refer to as the basic subscription right. The per share subscription price was determined by our board of directors, and represents a premium of 162.5% to the last reported sales price of our common stock on the Over-The-Counter QB, or OTCQB, as of May 30, 2013, the last trading day prior to the filing of our initial registration statement with respect to this subscription rights offering. Accordingly, unless our common stock trades at prices at or above the subscription price as of the expiration date of the subscription rights offering, if you choose to exercise your subscription rights, you would be paying a premium to purchase our common stock.

We will not issue fractional shares of common stock in the subscription rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole share a holder would otherwise be entitled to purchase. Subscribers who exercise their basic subscription rights in full may over-subscribe for additional shares, subject to certain limitations, to the extent shares are available, which we refer to as the over-subscription privilege. We are not requiring a minimum individual or overall subscription to complete the rights offering. The subscription agent will hold the funds we receive from subscribers in a segregated bank account until we complete or cancel the rights offering.

The subscription rights will expire and will be void and worthless if they are not exercised by 5:00 p.m., Eastern time, on September 27, 2013, unless we extend the subscription rights offering period. We may extend the scheduled expiration date of the rights offering for up to 30 days in our sole discretion, but we have no current plans to do so. All exercises of subscription rights are irrevocable. We may extend, cancel, modify or amend the subscription rights offering at any time prior to its expiration. However, if we decide to amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days beyond the scheduled expiration date or to make a fundamental change to the terms set forth in this prospectus, we will cancel this offering and institute a new offering by filing a post-effective amendment to our registration statement. In the event that we cancel the rights offering for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, and at least contemporaneously with the filing of our post-effective amendment in the event we elect to institute a new offering.

Assuming the subscription rights offering is completed, we intend to use $3,500,000 of the proceeds of the subscription rights offering to make a scheduled capital contribution to our majority-owned subsidiary, Three Lions Entertainment, LLC or Three Lions, by October 4, 2013 (unless such date is extended by mutual agreement of Three Lions’ members). We plan to use any remaining proceeds of the offering, after payment of all expenses related thereto, for general and corporate working capital purposes.

We are currently controlled by Overseas Toys, L.P., or Overseas Toys. Overseas Toys beneficially owns 41,763,668 shares of our common stock, which represents approximately 82.5% of the outstanding shares. Overseas Toys has indicated that it intends to exercise all of the rights issued to it under the pro rata basic subscription right and to subscribe for the maximum additional shares pursuant to the over-subscription privilege that it would be entitled to purchase. However, such indication is not binding, and Overseas Toys is not legally obligated to do so. Assuming no other holders exercise their rights in this offering, and that Overseas Toys exercises its basic and over-subscription privileges in full as indicated, after giving effect to this offering, Overseas Toys would own approximately 88.1% of our common stock.

This is not an underwritten offering. The shares are being offered directly by us without the services of an underwriter or selling agent. It is expected that delivery of our common stock will be made as soon as practicable after the completion of the subscription rights offering.

The subscription rights are nontransferable and may not be sold, transferred or assigned. Shares of our common stock are quoted on the OTCQB under the symbol “SWWI.” There has been a very limited trading market in our common stock, and it is not anticipated that an active market will develop as a result of this rights offering. As of May 30, 2013, the last reported sales price of our common stock on the OTCQB was $0.08 per share. We urge you to obtain a current market price for the shares of our common stock before making any determination with respect to the exercise of your subscription rights.

You should carefully consider whether to exercise your subscription rights before the expiration of the subscription rights offering. Our board of directors is making no recommendation regarding your exercise of the subscription rights. As a result of the terms of this subscription rights offering, stockholders who do not fully exercise their rights will own, upon completion of this offering, a smaller proportional interest in us than otherwise would be the case had they fully exercised their basic subscription rights. See “RISK FACTORS — If you do not exercise your basic subscription rights in full, then your percentage ownership and voting rights will decrease” on page 20 of this prospectus for more information.

Exercising the subscription rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “RISK FACTORS” beginning on page 15 of this prospectus, the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 28, 2013.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the rights.

The distribution of this prospectus and the rights offering and sale of these securities in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer or solicitation would be unlawful.

In this prospectus, all references to the “Company,” “we,” “us” and “our” refer to Simon Worldwide, Inc., or Simon Worldwide, unless the context otherwise requires or where otherwise indicated.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “may,” “will,” “should,” “can,” “continue” or the negative of these terms or other comparable terminology. These statements may be found in the sections of this prospectus entitled “SUMMARY” and “RISK FACTORS” and in other sections of this prospectus and our other public filings with the Securities and Exchange Commission (“SEC”), including the documents incorporated by reference herein, that contain forward-looking statements. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors including, without limitation, our history of net losses and lack of profitability, our dependence on our recent equity investment in Three Lions, Three Lions’ lack of operating history or revenue, risks associated with Three Lions’ business, our dependence on key personnel, failure to close the rights offering on the terms discussed herein, and our ability to manage the risks involved in the foregoing, as well as other risks outlined from time to time herein and in our other filings with the SEC. A description of risks that could cause our results to vary appears under the caption “RISK FACTORS” and elsewhere in this prospectus.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this prospectus or incorporated by reference herein. All forward-looking statements speak only as of the date of this prospectus or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this prospectus. In addition, our past results are not necessarily indicative of our future results.

REGISTERED TRADEMARKS AND SERVICE MARKS

“Fashion Rocks” and “Movies Rock” are the subject of trademark and/or service mark registrations in the United States. Other trademarks, service marks and trade names contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate may be common questions about the rights offering. The answers are based on selected information contained elsewhere in or incorporated by reference into this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents we incorporate by reference contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

What is this offering?

We are distributing to holders of our shares of common stock, at no charge, nontransferable subscription rights to purchase shares of our common stock. Shareholders will receive one subscription right for each share of common stock owned as of 5:00 p.m., Eastern Time, on August 6, 2013, the record date. Each whole subscription right will entitle you, as a holder of record of our common stock, to purchase 0.471 shares of our common stock at a subscription price of $0.21 per whole share. We will not issue fractional shares of common stock in the subscription rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole share a holder would otherwise be entitled to purchase. Each subscription right entitles the holder to a “basic” subscription right as well as an over-subscription privilege, both of which are described below.

Why is Simon Worldwide conducting this offering?

The principal reason we are engaging in this offering is to raise the funds necessary for us to make our third capital contribution of $3.5 million to our majority-owned subsidiary, Three Lions Entertainment, LLC or Three Lions, as contemplated by the limited liability company agreement of Three Lions. We intend to use the net proceeds from this offering, primarily, to fund this capital contribution to Three Lions following the closing of the rights offering (provided that it successfully closes), and secondarily, for general and corporate working capital purposes. The amount and timing of the use of the remaining proceeds from this offering will depend on our future working capital needs.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted.

What are the basic subscription rights?

The basic subscription rights give our shareholders the right to purchase a specified number of shares of our common stock at a subscription price of $0.21 per share. We have granted to you, as a shareholder of record as of 5:00 p.m., Eastern Time, on August 6, 2013, one basic subscription right to purchase 0.471 shares of our common stock for each share of our common stock you owned on that date. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share. For example, if you owned 100 shares of our common stock on the record date, you would receive basic subscription rights to purchase 47 shares of common stock for $0.21 per share. You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any basic subscription rights at all. However, if you exercise less than your full basic subscription rights, you will not be entitled to purchase any additional shares by using your over-subscription privilege.

If you hold our stock in certificate form, the number of basic subscription rights you have received is indicated on the front of the enclosed subscription rights certificate and election form, which we refer to as the “subscription rights certificate”, under the heading “Rights Qty Issued”. In order to calculate the number of shares you may purchase pursuant to your basic subscription rights, you must multiply the number of basic subscription rights you have received by 0.471, and then round the resulting product down to the nearest whole share, as set forth in Section 1 of the subscription rights certificate. This subscription rights certificate is the only legal document you will receive evidencing your subscription rights; however, if you should lose it, we have a record of all subscription rights and can send you a duplicate if time permits. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, the rights will be issued to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of common stock that our other stockholders do not purchase through the exercise of their basic subscription rights. You should indicate on your subscription rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares of common stock you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If over-subscription requests exceed the number of shares available, however, we will allocate the available shares pro rata among the stockholders exercising the over-subscription privilege in proportion to the number of shares of our common stock each of those stockholders owned on the record date, relative to the number of shares owned on the record date by all stockholders exercising the over-subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder over-subscribed, and the remaining shares will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of common stock before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you (i.e., the aggregate payment for both your basic subscription right and for any additional shares you desire to purchase pursuant to your over-subscription request). See “TERMS OF THE OFFERING — The Subscription Rights — Over-subscription Privilege.” Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Fractional shares of common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share. Computershare, our subscription agent for the rights offering, will determine the over-subscription allocation based on the formula described above.

How did Simon Worldwide determine the subscription price?

The specific subscription price was determined by our board of directors. Factors considered by the board of directors in determining the subscription price included (1) the price at which our stockholders, including Overseas Toys, might be willing to participate in the subscription rights offering, (2) the price at which Overseas Toys indicated it would participate in the subscription rights offering and fully exercise its basic subscription right and, subject to the availability of shares, its over-subscription privilege to the fullest extent possible, thereby assuring that the subscription rights offering would be fully subscribed, (3) the historical and current trading prices for our common stock, (4) the implied value of Three Lions based on the amount we paid for our initial investment in Three Lions in March 2013, (5) the analyses and advice of a global business advisory firm that we engaged to assist the board in determining the subscription price for the rights offering, (6) our business prospects, (7) the potential range of value of our federal and state net operating loss carryforwards or NOLs that may, subject to applicable tax rules, be used to reduce certain of our income tax obligations in the future assuming our receipt of projected cash flows from Three Lions but discounted to reflect the uncertainty associated with such cash flows (noting, however, that we have established a valuation allowance for the entire amount of such NOLs for GAAP purposes due to the unlikelihood that we will generate income to use them based on current operations), and (8) the general condition of the securities market. We cannot assure you that the market price for our common stock during the subscription rights offering will increase so that it is equal to or above the subscription price or that a subscribing owner of subscription rights will be able to sell the shares of common stock purchased in the subscription rights offering at a price equal to or greater than the subscription price. Further, the subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. As a result, the subscription price may not be an indication of the fair value of our common stock as of the expiration date of the subscription rights offering.

The subscription price represents a premium of 162.5% to the last reported sales price of our common stock on the OTCQB as of May 30, 2013, the last trading day prior to the filing of our initial registration statement with respect to this subscription rights offering. Accordingly, unless our common stock trades at prices at or above the subscription price as of the expiration date of the subscription rights offering, if you choose to exercise your subscription rights, you would be paying a premium to purchase our common stock. There can be no assurance that the market price for our common stock will not decline during the subscription period, or following the offering, to a level equal to or below the subscription price. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

How soon must I act to exercise my subscription rights?

If you received a subscription rights certificate and elect to exercise any or all of your subscription rights, the subscription agent, Computershare Trust Company, N.A., must actually receive your completed and signed rights certificate and payment (and your payment must clear) before the rights offering expires at 5:00 p.m., Eastern Time, on September 27, 2013. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights. Although we may, in our sole discretion, extend the expiration date of the rights offering for up to 30 days, we currently do not intend to do so. We may cancel the rights offering at any time. If the rights offering is cancelled, all subscription payments received will be returned promptly, without interest or penalty.

Although we will make reasonable attempts to provide this prospectus to our shareholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. Your subscription rights may not be transferred, assigned, sold or given to any other party.

Is there a minimum purchase requirement to participate in the rights offering?

No. There is no individual minimum purchase requirement.

How do I exercise my subscription rights?

You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price, to the subscription agent before 5:00 p.m., Eastern time, on September 27, 2013. This deadline applies both to your basic subscription rights and to your over-subscription privilege. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. Do not deliver documents to the Company.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights, then the excess will be returned to you promptly following the closing or cancellation of the rights offering. You will not receive interest on any payments refunded to you under the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a subscription rights certificate.

We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. To exercise your rights, please follow the instructions of your nominee.

Your nominee may establish a deadline that may be before the September 27, 2013 expiration date that we have established for the rights offering. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire in the rights offering by delivering to the subscription agent a certified or cashier’s check or a bank draft drawn on a U.S. bank, a U.S. postal or express money order, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the subscription agent and make arrangements in advance with the subscription agent for the delivery of such payment. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified personal check, we urge you to send in your subscription materials sufficiently in advance of September 27, 2013 to ensure that such payment is received and clears by that date. We also encourage you to consider paying by means of certified or cashier’s check, bank draft or money order.

After I send in my subscription rights certificate and my payment, may I cancel my subscription or my exercise of subscription rights?

No. Once you submit the subscription rights certificate and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All subscriptions, whether they involve the exercise of subscription rights or not, are irrevocable, even if you learn information about us that you consider to be unfavorable. However, if we decide to amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days beyond the scheduled expiration date or make a fundamental change to the terms set forth in this prospectus, we will cancel this offering and institute a new offering by filing a post-effective amendment to our registration statement. You should not submit a subscription rights certificate unless you are certain that you wish to purchase shares.

Can we extend, cancel or amend the offering?

Yes. We have the option to extend the offering and the period for exercising your subscription rights for up to 30 days beyond the scheduled expiration date, although we do not presently intend to do so. We may extend the rights offering by giving oral or written notice to the subscription agent before the rights offering expires. If we elect to extend the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering.

We may cancel the offering at any time prior to the expiration of the offering for any reason. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

We also reserve the right to amend or modify the terms of the offering for any reason. However, if we elect to make any fundamental change to the terms set forth in this prospectus or to extend the offering period by more than 30 days beyond the scheduled expiration date, we will file a post-effective amendment to the registration statement in which this prospectus is included announcing the cancellation of this offering and instituting a new offering on such revised terms and giving our stockholders the opportunity to subscribe to such new offering. In such event, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, and at least contemporaneously with our filing of such post-effective amendment. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. We are not required to receive subscriptions for any minimum number of shares to complete the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of the shares.

What fees or charges apply if I purchase shares of the common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights or shares to you (other than the subscription price). If you exercise your subscription rights or purchase shares through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

When will I receive my new shares?

If you currently hold your stock in certificate form and you purchase shares of our common stock in the subscription rights offering, our transfer agent will mail you a stock certificate as soon as practicable after the closing of the offering.

If your shares as of August 6, 2013 were held by a custodian bank, broker, dealer or other nominee, you will not receive stock certificates for your new shares. Instead, your nominee will be credited with the shares of common stock you purchase, according to the same timeframe as described above with respect to stock certificates.

Has our board of directors made a recommendation to our shareholders regarding the rights offering or the purchase of shares in this offering?

No. Our board of directors is making no recommendation regarding your exercise of subscription rights. Persons who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade; therefore, we cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price, or at a higher price, or at all. We urge you to make your decision based on your own assessment of our business and the rights offering. Please see “RISK FACTORS” beginning on page 15 for a discussion of some of the risks involved in investing in our common stock.

How much money will Simon Worldwide receive from the offering and how will it use those proceeds?

Assuming the subscription rights offering is completed and Overseas Toys fully exercises its basic subscription rights and its over-subscription privilege to the fullest extent possible, which Overseas Toys has indicated it intends to do (but this indication is not binding and Overseas Toys has no legal obligation to do so), the subscription rights offering would be fully subscribed even if no stockholders other than Overseas Toys exercise subscription rights. Based on the 23,854,680 shares of common stock we would issue in the subscription rights offering, and the subscription price of $0.21 per share, we expect to receive gross proceeds of approximately $5 million. The net proceeds we receive from the sale of shares of common stock pursuant to the subscription rights offering will be reduced by the fees and expenses we incur in connection with the rights offering, which we estimate will total approximately $660,683, but which may end up being either more or less than such estimate. We intend to use $3.5 million of the net proceeds of the subscription rights offering to make our third capital contribution to Three Lions as contemplated by the limited liability company agreement of Three Lions. We intend to use any remaining net proceeds from the rights offering for general corporate and working capital purposes.

Are there risks in purchasing shares of our common stock?

Yes. The purchase of shares of our common stock involves risks. Completing a subscription rights certificate involves an irrevocable commitment to purchase shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the information in this prospectus, including the risks described under the heading “RISK FACTORS” beginning on page 15.

Will our directors and officers participate in the rights offering?

All holders of our common stock as of the record date for the rights offering will receive, at no charge, the non-transferable subscription rights to purchase shares of our common stock as described in this prospectus. To the extent that our directors and officers held shares of our common stock as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering.

What are the material U.S. federal income tax consequences of exercising subscription rights?

For U.S. federal income tax purposes, you will not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise, or expiration of the subscription rights in light of your particular circumstances. For a more detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

What effect will the rights offering have on holders of stock options?

We have no stock options currently outstanding.

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder in accordance with the instructions you receive from that record holder. If you are the record holder, then you should send your subscription documents and subscription payment by mail or overnight courier to the subscription agent, Computershare Trust Company, N.A., at:

By First Class, Registered or Certified Mail:	By Express Mail or Overnight Delivery:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

You, or, if applicable, your nominee, are solely responsible for completing delivery to the subscription agent of your subscription documents and subscription payment. You should allow sufficient time for delivery of your subscription documents and subscription payment to the subscription agent and clearance of payment before 5:00 p.m., Eastern Time, on the expiration date of the rights offering. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

Whom should I contact if I have other questions?

If you have other questions regarding Simon Worldwide or the rights offering, please contact the information agent for the offering, Georgeson Inc., at (800) 509-0976 or, if you are located outside the U.S., (781) 575-3340 (collect).

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire prospectus and other documents to which we refer herein before making a decision to invest in our common stock, including the risks discussed under the “RISK FACTORS” section and our financial statements and related notes which are incorporated by reference into this prospectus.

Company Information

Simon Worldwide, Inc.

We are a Delaware corporation founded in 1976 and, prior to August 2001, we had been operating as a multi-national full-service promotional marketing company, specializing in the design and development of high-impact promotional products and sales promotions. The major client of the Company had been McDonald’s Corporation, for which our Simon Marketing subsidiary designed and implemented marketing promotions, which included premiums, games, sweepstakes, events, contests, coupon offers, sports marketing, licensing, and promotional retail items.

On August 21, 2001, we were notified by McDonald’s that it was terminating its approximately 25-year relationship with Simon Marketing as a result of the arrest of Jerome P. Jacobson, a former employee of Simon Marketing who subsequently pled guilty to embezzling winning game pieces from McDonald’s promotional games administered by Simon Marketing. Simon Marketing was identified in the criminal indictment of Mr. Jacobson, along with McDonald’s, as an innocent victim of Mr. Jacobson’s fraudulent scheme. As a result of the above events, we no longer have an ongoing promotions business.

Since 2002, we have concentrated our efforts on reducing costs and settling numerous claims, contractual obligations, and pending litigation. As of December 31, 2012, we had reduced our workforce to 4 employees (2 of whom are full-time employees). We are currently managed by a Chief Executive Officer (Greg Mays), a Chief Financial Officer and Controller (Anthony Espiritu), and a Secretary and Acting General Counsel (Terrence Wallock). The Board of Directors has considered various alternative courses of action for our company, including possibly acquiring or combining with one or more operating businesses. The Board of Directors has reviewed and analyzed a number of proposed transactions.

In September 2008, pursuant to an Exchange and Recapitalization Agreement we entered into with Overseas Toys, the then holder of all our outstanding shares of preferred stock, we consummated a recapitalization in which all of our outstanding shares of preferred stock were converted into shares of common stock representing 70% of the shares of common stock outstanding immediately following the conversion. Subsequently, Overseas Toys’ ownership of our common stock increased to 82.5% of the total outstanding shares due to: i) the reduction in outstanding shares of common stock in connection with our April 26, 2010, purchase of 3,589,201 shares from Everest Special Situations Fund L.P. and ii) the December 10, 2010, purchase of 3,822,912 shares by Overseas Toys in connection with its tender offer to purchase all shares of our common stock it did not already own. As a result of the 2010 tender offer, our officers were not required to dissolve and liquidate Simon Worldwide as would have been required under the Exchange and Recapitalization Agreement if such tender offer had not been consummated.

At June 30, 2013, we had consolidated total assets of $6.3 million, total current liabilities of $0.1 million, and total shareholders’ equity of $6.2 million. The Company had a net deferred tax asset totaling $32.0 million at June 30, 2013, primarily as a result of prior net operating losses which are available to the Company to offset future taxable income, if any. The Company, however, has considered current results of operations and concluded that it was more likely than not that the deferred tax assets would not be realizable. As a result, the Company had determined in accordance with generally accepted accounting principles that a valuation allowance of the entire net amount of the deferred tax assets was required at June 30, 2013. The Company completed a review of any potential limitation on the use of its net operating losses under Section 382 of the Internal Revenue Code on August 9, 2008, and an update to this review on June 7, 2013. Based on such reviews, the Company does not believe Section 382 of the Internal Revenue Code will adversely impact its ability to use its current net operating losses to offset future taxable income, if any, including any income from Three Lions.

Cash used in operating activities was $1.5 million and $1.9 million for the years ended December 31, 2012 and 2011, respectively. Net cash used in operating activities during the six months ended June 30, 2013, totaled $0.7 million primarily due to a loss from continuing operations of $1.4 million and an increase in restricted cash of $0.2 million, which were partially offset by the Company’s investment loss in Three Lions of $0.9 million. Net cash used in operating activities during the six months ended June 30, 2012, totaled $0.8 million primarily due to a loss from continuing operations of $0.8 million. Net cash used in investing activities during the six months ended June 30, 2013, totaled $5.0 million due to the Company’s payments for acquiring membership units in Three Lions. There were no investing activities during the six months ended June 30, 2012.

We incurred losses in 2012 and continue to incur losses in 2013 for the general and administrative expenses incurred to manage our affairs.

Recent Developments

Three Lions Investment

On March 22, 2013, we announced in a current report on Form 8-K that we, together with Richard Beckman, Joel Katz and OA3, LLC, had entered into the limited liability company agreement, or LLC Agreement, of Three Lions Entertainment, LLC, or Three Lions, on March 18, 2013. Pursuant to the LLC Agreement, we made an initial capital contribution of $3,150,000 to acquire membership units representing 60% of the voting power of Three Lions, subject to certain major decisions that require the unanimous approval of either the members of Three Lions or its Executive Board. The membership units we acquired represent a 60% interest in the economic returns of Three Lions, including certain preferences with respect to common holders on operating returns and on a liquidation or sale of Three Lions. Pursuant to the LLC Agreement, we made a second capital contribution to Three Lions in the amount of $1,850,000 in April 2013, and we have the option, but are not required, to make a third and final capital contribution to Three Lions of $3,500,000. We intend to make this $3,500,000 capital contribution to Three Lions following the closing of the rights offering provided that it successfully closes.

If we do not make this third capital contribution, OA3, an affiliate of our controlling shareholder Overseas Toys, is obligated to make a capital contribution of $3,500,000 to Three Lions. If OA3 makes such contribution, it will acquire a proportionate interest in Three Lions and our interest in Three Lions will be diluted, with the exception that for so long as we and OA3 collectively hold at least 51% of the voting membership units in Three Lions, we alone will control at least 51% of the voting power of the members of Three Lions, subject to certain major decisions that require the unanimous approval of either the members of Three Lions or its Executive Board. Additionally, we have appointed three of five members of the Executive Board of Three Lions. For so long as we and OA3 collectively hold not less than 75% of the membership units collectively held by us and OA3 following the third capital contribution described above, and we hold not less than 75% of the membership units we held following such third capital contribution, we alone shall continue to be entitled to appoint and remove three of five members of the Executive Board of Three Lions.

OA3 is also obligated under the LLC Agreement to make available to Three Lions, upon the request of its chief executive officer, a revolving loan facility in a principal amount not to exceed $6,000,000 on the terms set forth in the LLC Agreement.

Prior to the negotiation of the Company’s acquisition of an equity interest in Three Lions, none of the Company, Overseas Toys, OA3 or Ronald Burkle had any pre-existing material relationship with Three Lions, Mr. Beckman or Mr. Katz. On April 12, 2013, following the execution of the LLC Agreement, the Company issued a letter of credit in the amount of $0.2 million and with an expiration date of April 15, 2014, to guarantee payments on an office lease obtained by Three Lions. To our knowledge, the only pre-existing material relationship between Messrs. Beckman and Katz prior to their formation of Three Lions is that Mr. Beckman is a long-standing client of Mr. Katz, who is an entertainment law attorney. OA3 is the managing member of the general partner of Overseas Toys, our controlling shareholder, and Ronald Burkle is the managing member of OA3.

Three Lions’ Business

Three Lions intends to originate, produce and monetize annual television programming for broadcast on network television, exhibition on basic cable and premium subscription services and associated multi-media events, with a particular emphasis on branded entertainment and special events. Branded entertainment is an entertainment-based vehicle that is funded by advertisers and is complementary to a brands marketing strategy.

Three Lions’ strategy is to not rely solely on TV license fees that typically drive the TV production business. Three Lions expects to derive revenue from sponsorships and marketing partnerships related to its programming that are executed across multiple platforms including television, online, events and print. Sponsorship revenues will be paid in accordance with negotiated contracts, with the identities of partners and the terms of sponsorship changing from time to time.

Three Lions initially intends to produce or co-produce revivals of the Fashion Rocks and Movies Rock events which were produced from 2004 to 2008, and Three Lions has secured subsequent to formation of Three Lions certain intellectual property licenses for the “Fashion Rocks” and “Movies Rock” marks to enable it to produce such events. Three Lions productions will generally be standalone events, and a network may license a specified number of rebroadcasts on the network in the U.S. during a license period. Three Lions is currently in negotiations with a network to enter into a broadcast agreement for its first two television productions using the Fashion Rocks and Movies Rock brands, and with an executive producer to enter into a production agreement for such productions, which Three Lions plans to produce in 2014. Remaining distribution rights, including international and/or off-network syndication rights, are generally anticipated to be retained by Three Lions or, in the case of co-productions, shared with the co-producer for U.S. or international markets.

The network license fee for a special event, when applicable, is normally lower than the costs of producing the event; however, Three Lions’ objective is to recoup its costs and earn a profit through sponsorship revenue and international and domestic syndication. Three Lions is currently in the process of negotiating potential sponsorship agreements with several major companies. Three Lions may also distribute syndicated and other programming internationally or enter into agreements for digital streaming of its programming in the U.S. and certain other countries. Three Lions has not yet entered into any of the aforementioned broadcast, production, distribution, sponsorship or digital streaming agreements, or into any of the venue, print partnership or host city agreements that are also under consideration by Three Lions with respect to its planned productions, and there can be no assurance that Three Lions will succeed in its efforts to enter into such agreements.

Competition

Television production and digital and print media are highly competitive businesses. Overall competitive factors in these industries include programming, digital and print content, quality and distribution as well as the demographic appeal of the programming and content. Competition for television, online and print distribution, advertising and sponsorship dollars is based primarily on audience size, demographic composition and viewer and online user response to sponsors’ and advertisers’ products and services. Television programming and other content produced by Three Lions will compete directly for viewers, distribution, advertising and sponsorship dollars with other special event and pop culture programming and online content, as well as with general programming and all other competing forms of media.

Controlling Shareholder

As of the date of this prospectus, Overseas Toys beneficially owns 41,763,668 shares of our common stock, which represents approximately 82.5% of the outstanding shares. Of the six directors of the Company, four — Ira Tochner, Bradford Nugent, Greg Mays and Terrence Wallock — are also current or former directors or executive officers of, or advisors to, other affiliates of Overseas Toys.

Available Information

Our principal executive offices are located at 18952 MacArthur Boulevard, Irvine, California 92612, and our telephone number is (949) 251-4660. Our common stock is traded on the over-the-counter market under the symbol “SWWI.” Our website can be accessed at www.smi-la.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.

Additional information about us is included in documents incorporated by reference in this prospectus. See “INFORMATION INCORPORATED BY REFERENCE.” We currently file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC.

Rights Offering Summary

Securities Offered	We are distributing to you, at no charge, one non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Eastern time, on August 6, 2013, the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of those shares. Each subscription right will entitle its holder to purchase 0.471 of a share of our common stock. If all of the subscription rights are exercised in full by our stockholders, we expect the gross proceeds from the rights offering will be $5 million.

Subscription Price	$0.21 per share, payable in cash. To be effective, any payment related to the exercise of a subscription right must clear before the rights offering expires.

Basic Subscription Rights	The basic subscription right will entitle you to purchase 0.471 of a share of common stock at a subscription price of $0.21 per whole share and fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

Over-subscription Privilege	If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of common stock that are not purchased by our stockholders through the exercise of their basic subscription rights.

Record Date for Subscription Rights	5:00 p.m., Eastern Time on August 6, 2013

Minimum Investment	None. We may complete this offering and accept your subscription regardless of the number of shares we sell in the offering.

Common Stock Outstanding	As of August 27, 2013, we had 50,646,879 shares of common stock outstanding. Assuming the sale of all shares offered in the offering, we would have approximately 74,501,559 shares outstanding upon completion of the offering.

OTCQB Marketplace Symbol	SWWI

Plan of Distribution	The shares are being offered to existing shareholders as of the record date only on a subscription rights basis.

No Transferability of Rights	Your subscription rights will be non-transferable.

Non-Binding Indication of Intent to Exercise by Controlling Shareholder

Overseas Toys, which beneficially owns 41,763,668 shares of our common stock representing approximately 82.5% of all our issued and outstanding shares of common stock, has indicated its intent to fully exercise its basic subscription right to acquire 19,670,687 shares of common stock pursuant to this subscription rights offering and to exercise its over-subscription privilege to the fullest extent possible. However, such indication is not binding, and Overseas Toys is not legally obligated to do so. Assuming no other holders exercise their rights in this offering, and that Overseas Toys exercises its basic and over-subscription privileges in full as indicated, after giving effect to this offering, Overseas Toys would own 65,618,348 shares of our common stock representing approximately 88.1% of our common stock.

Participation of Directors and Executive Officers	We will issue subscription rights to our officers and director based on their ownership of common stock on the record date. It is possible that such individuals may purchase shares under their subscription rights in their discretion, but they have made no commitments to do so. Our board of directors is not making a recommendation regarding your exercise of the subscription rights or purchase of shares in the offering. You should make your decision to invest based on your assessment of our business and the offering. Please see “RISK FACTORS” beginning on page 15 for a discussion of some of the risks involved in investing in our common stock.

How to Subscribe	If you are a holder of record, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price, to the subscription agent, Computershare Trust Company, N.A., before the expiration date of the rights offering. Your payment must also clear prior to the expiration date.

You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than the expiration date of the rights offering.

No Revocation of Exercise	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of common stock at a subscription price of $0.21 per share.

Extension and Cancellation	Although we do not presently intend to do so, we have the option to extend the rights offering period for up to 30 days beyond the scheduled expiration date in our sole discretion. We may for any reason cancel the rights offering at any time before the expiration date. If we cancel the rights offering, the subscription agent will return all subscription payments promptly, without interest or penalty.

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, you will not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or expiration of the subscription rights in light of your particular circumstances. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We intend to use $3,500,000 of the net proceeds from this offering to make a scheduled capital contribution to our majority-owned subsidiary, Three Lions, and to use any remaining net proceeds for general corporate and working capital purposes.

Expiration Date	Subscription rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on September 27, 2013, unless such expiration date is extended by us, in our sole discretion, for up to 30 days.

Dividends	We have not paid any cash dividends to our shareholders during the past 10 years. We do not anticipate paying any cash dividends for the foreseeable future. See “MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS.”

Subscription Agent	Computershare Trust Company, N.A.

Information Agent; Questions	Georgeson Inc. If you have questions regarding us or the rights offering, please contact Georgeson at (800) 509-0976 or, if you are located outside the U.S., (781) 575-3340 (collect).

No Board Recommendation regarding Exercise of Rights	Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make an independent investment decision about whether to exercise your rights based on your own assessment of our business and the rights offering.

Risk Factors	Exercise of your subscription rights and purchase of shares of common stock involve risks common to other investments in equity securities as well as other risks particular to Simon Worldwide. You should carefully read the section entitled “RISK FACTORS” beginning at page 15 and consider the risk factors described therein before you exercise your rights.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In evaluating an investment in our common stock, you should consider carefully the risks described below together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2012. Any of these risks could significantly and adversely affect our business, prospects, financial condition, liquidity or results of operation. In addition, the trading price of our common stock could decline due to any of the events described in these risk factors. The risks discussed below include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Related to Our Company

We have a long history of net losses and no recent history of profitability, and we may not be profitable in the future.

We have not had an operating business since 2002. We reported net losses of $1.5 million and $2.0 million for the years ended December 31, 2012 and 2011, respectively. Over the last decade, our board of directors has considered various alternative courses of action for our company, including possibly acquiring or combining with one or more operating businesses, and it has reviewed and analyzed a number of proposed transactions. Although in March 2013 we acquired a majority interest in Three Lions, a start-up television production company with a particular emphasis on branded entertainment and special events, there can be no assurance that this investment will be successful or profitable.

Our business, results of operations and financial condition will depend principally on the success of Three Lions.

On March 18, 2013, we contributed $3,150,000 to Three Lions in exchange for membership units representing 60% of the economic returns of Three Lions, including certain preferences with respect to common holders on operating returns and on a liquidation or sale of Three Lions. On April 26, 2013, we made a second capital contribution to Three Lions in the amount of $1,850,000. As a result of these transactions, our business substantially consists of acting as the majority equityholder of, and holding a membership interest in, Three Lions. Accordingly, our business results of operations and financial condition depend to a large degree on the successful operations of Three Lions. We expect Three Lions in the future to provide funds to pay our operating costs, including the cost of preparing and filing reports with the SEC. If Three Lions does not provide these funds, our overhead and net losses may increase, and our financial position may be materially adversely affected.

Three Lions is recently formed, has no operating history and has never been profitable. Three Lions may never become profitable, and it could go out of business.

Three Lions was formed on August 31, 2012. At the present time, it has no successful operating history. From its inception, Three Lions has generated no revenue and there can be no guarantee that it will ever generate revenue or become profitable. Three Lions’ future profitability will depend upon its ability to build relationships with content partners, sponsors and distributors; to monetize sponsorship, licensing and other agreements; and to control production-related and other expenses. There is no guarantee that Three Lions will meet all or any of these goals, and accordingly, there is no assurance that it will ever become a profitable company. If Three Lions fails to become profitable, it could go out of business, which could have a material adverse effect on our business.

Three Lions faces intense competition.

The market for entertainment is highly competitive. Three Lions faces significant competition from both established studios and other independent producers with respect to sponsorship relationships, access to talent and distribution of programming. The costs of entry into the independent television production market are relatively low, and there may not be significant barriers to entry. Competition for television distribution and sponsorship dollars is based primarily on audience size, demographic composition and viewer response to sponsors’ products and services. Television programming produced by Three Lions will compete directly for viewers, distribution and sponsorship dollars with other special event and pop culture programming, as well as with general programming and all other competing forms of media. Many competitors of Three Lions are larger with established brand names, greater resources and access to established distribution channels, and therefore may be able to adapt more quickly to changes in customer requirements, devote greater resources to marketing and distribution of their products, generate greater brand recognition or adopt more aggressive pricing policies than Three Lions. As a result, the revenues, results of operation and financial position of Three Lions may be materially adversely affected.

The television industry is rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict.

The entertainment industry in general and the television industry in particular continue to undergo significant changes, due both to shifting consumer tastes and to technological developments. New technologies, such as video-on-demand and Internet distribution of programming, have provided production companies with new channels through which to distribute their products. Accurately forecasting the changing expectations of television audiences and market demand within these new channels has proven challenging.

We cannot accurately predict the overall effect that shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on Three Lions. In addition to uncertainty regarding audience demand for Three Lions’ programming, there is uncertainty regarding the extent to which other developing distribution channels, including video-on-demand and Internet distribution of television, will gain market share and whether Three Lions will be successful in exploiting the business opportunities they provide.

The failure to secure long-term agreements with sponsors, content partners and distributors would harm Three Lions.

Three Lions does not have long-term agreements with sponsors, content partners or distributors for its programming and other content, and there can be no assurance that Three Lions will succeed in its efforts to enter into such agreements. If Three Lions is unable to secure long-term agreements with sponsors, content partners or distributors, or if any major sponsor, content partner or distributor that Three Lions is able to secure were to scale back or terminate its relationship with Three Lions, it could have a material adverse effect on Three Lions’ and our business, results of operations and financial condition.

Demand for advertising and competition for advertising dollars will impact Three Lions.

Like other media companies, Three Lions is and will continue to be impacted by fluctuations in demand for advertising. Advertising revenue is susceptible to fluctuations in economic cycles. Expenditures by advertisers generally reflect economic conditions and declines in economic conditions adversely affect demand for advertising and may impact the levels of advertising revenue that Three Lions is able to generate. The growth in alternative forms of media has also led to increased competition for advertising dollars, which could in turn reduce Three Lions’ revenue from advertising.

There can be no assurance that our investment in Three Lions will result in earnings or dividends to the Company.

Although we believe that Three Lions’ branded entertainment concept offers us the opportunity for significantly improved operating results in future quarters, no assurance can be given that Three Lions will successfully execute its strategy. Therefore, no assurance can be given that Three Lions, or we, will ever operate on a profitable basis, as such performance is subject to numerous variables and uncertainties, many of which are out of our control.

To the extent that Three Lions does become profitable, its revenues will depend significantly upon the success of the television programming and other content it produces. Accordingly, its revenues and results of operations may fluctuate significantly from period to period. Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate significantly.

Three Lions may not have sufficient cash flow to meet its operational needs.

At June 30, 2013, Three Lions had a cash balance of approximately $3.15 million. Pursuant to the LLC Agreement, Three Lions is expected to raise an additional $3,705,882 in scheduled capital contributions from its members by October 4, 2013, although such funding date may be extended by mutual agreement of the members. In addition, OA3, a related party, is required under the LLC Agreement to make available to Three Lions, upon the request of its chief executive officer, a revolving loan facility in a principal amount not to exceed $6,000,000 on the terms set forth in the LLC Agreement. These amounts may be insufficient to meet Three Lions’ start-up, operating and production expenses. Three Lions may need or choose to obtain additional financing by selling securities or by entering into credit agreements. Three Lions may not be able to obtain additional funds on acceptable terms, or at all. If adequate funds are not available, Three Lions may be required to curtail its operations, which could have a material adverse effect on our business. Since we are expecting that our investment in Three Lions would, in the future, provide funds to pay our operating costs, if Three Lions does not provide these funds, our overhead and net losses may increase and our financial position may be materially adversely affected.

Our business would be adversely affected if Three Lions lost key members of its executive management team.

Three Lions is highly dependent on the efforts and performance of its executive management team. The loss of any key members of this team could result in Three Lions’ inability to manage its operations effectively or to execute its business strategy. The failure to maintain or replace any such individuals could have a material adverse effect on Three Lions and us.

Affiliates of Overseas Toys control us and may have conflicts of interest with other stockholders in the future.

Overseas Toys beneficially owned approximately 82.5% of our common stock as of the record date. As a result, Overseas Toys is able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Overseas Toys’ ownership position in our common stock is likely to increase upon consummation of the rights offering due to the exercise by Overseas Toys of its oversubscription privilege. This concentrated ownership position limits other stockholders’ ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial.

Overseas Toys is controlled by an affiliate of The Yucaipa Companies, or Yucaipa. Four of our six directors are also current or former directors or executive officers of, or advisors to, Yucaipa or certain of its portfolio companies. Overseas Toys also has sufficient voting power to amend our organizational documents. The interests of Overseas Toys may not coincide with the interests of other holders of our common stock. Additionally, Yucaipa and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Yucaipa and its affiliates may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Overseas Toys continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions that our other stockholders may desire.

We are dependent on certain key personnel.

We are dependent on several key personnel, including our directors. In light of our uncertain outlook, there is no assurance that our key personnel can be retained. The loss of the services of our key personnel would harm us. In addition, we have a limited number of personnel. As such, this presents a challenge in maintaining compliance with Section 404 of the Sarbanes-Oxley Act of 2002. If Section 404 compliance is not properly maintained, our internal control over financial reporting may be adversely affected.

As a smaller reporting company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Our auditors are not required to attest to the effectiveness of our internal control over financial reporting. As a result, investors may become less comfortable with the effectiveness of our internal controls and the risk that material weakness or other deficiencies in internal controls go undetected may increase.

Risks Related to This Offering and Our Common Stock

The market price of our common stock could fluctuate in the future and may decline before or after the subscription rights expire.

The market price for our common stock has fluctuated in the past, and several factors could cause the price to fluctuate substantially in the future, including:

•	stockholder sentiment regarding the likelihood of success of our investment in Three Lions;

•	the ability of Three Lions to generate revenue and distribute dividends to us and its other members;

•	announcements of developments related to our or Three Lions’ business;

•	fluctuations in our or Three Lions’ operations;

•	issuances of a substantial number of shares of our common stock into the marketplace, including upon the exercise of subscription rights;

•	general conditions in Three Lions’ industry, the domestic economy or the worldwide economy;

•	a shortfall in revenues or earnings compared to our stockholders’ expectations;

•	announcements of new acquisitions or dispositions; and

•	an outbreak of war or hostilities.

We cannot assure you that the market price of our common stock will not decline after you exercise your subscription rights or that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price, or at all given the limited trading market in our common stock. If you are unable to do so, you may lose all or part of your investment in our common stock. Until shares are delivered upon expiration of the subscription rights offering, you will not be able to sell the shares of our common stock that you purchase in the subscription rights offering. We will deliver certificates representing shares or credit your account at Computershare Trust Company, N.A., the transfer agent of our common stock, or your account with your broker, dealer, bank or other nominee, as the case may be, with the shares of our common stock that you purchased pursuant to the subscription rights offering as soon as practicable after the subscription rights offering has expired. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of subscription rights.

The trading volume of our common stock is limited and if you invest you may have difficulty selling your shares in the future at the times and in the amounts you might want.

While our common stock, including the common stock you purchase in this offering, is quoted on the OTCQB Marketplace under the symbol “SWWI,” our stock is not listed on any stock exchange. The trading volume of our common stock is modest. The limited trading market for our common stock may lead to exaggerated fluctuations in market prices and possible market inefficiencies, as compared to a more actively traded stock. It may also make it more difficult to dispose of our common stock at expected prices or at all, especially for holders seeking to dispose of a large number of our stock.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law (for example, upon the death of the recipient). Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value from your subscription rights.

The subscription price determined for the subscription rights offering may not be an indication of the fair value of our common stock and could represent a premium to the current market price of our common stock.

Our board of directors determined the subscription price after considering such factors as (1) the price at which our stockholders, including Overseas Toys, might be willing to participate in the subscription rights offering, (2) the price at which Overseas Toys indicated it would participate in the subscription rights offering and fully exercise its basic subscription right and, subject to the availability of shares, its over-subscription privilege to the fullest extent possible, thereby assuring that the subscription rights offering would be fully subscribed, (3) the historical and current trading prices for our common stock, (4) the implied value of Three Lions based on the amount we paid for our initial investment in Three Lions in March 2013, (5) the analyses and advice of a global business advisory firm that we engaged to assist the board in determining the subscription price for the rights offering, (6) our business prospects, (7) the potential range of value of our federal and state net operating loss carryforwards or NOLs that may, subject to applicable tax rules, be used to reduce certain of our income tax obligations in the future assuming our receipt of projected cash flows from Three Lions but discounted to reflect the uncertainty associated with such cash flows (noting, however, that we have established a valuation allowance for the entire amount of such NOLs for GAAP purposes due to the unlikelihood that we will generate income to use them based on current operations), and (8) the general condition of the securities market. For further information on our NOLs and the corresponding valuation allowance we have established for the amount thereof, please read footnote 5 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference.

The subscription price is $0.21 per share, which represents a premium of 162.5% to the last reported sales price of our common stock on the OTCQB as of May 30, 2013, the last trading day prior to the filing of our initial registration statement with respect to this subscription rights offering. Accordingly, unless our common stock trades at prices at or above the subscription price as of the expiration date of the subscription rights offering, if you choose to exercise your subscription rights, you would be paying a premium to purchase our common stock. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. Further, the advice that the business advisory firm provided to our board to assist it in determining the subscription price for the rights offering, does not constitute a recommendation as to whether you should participate in the subscription rights offering. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. As a result, the subscription price may not be an indication of the fair value of our common stock as of the expiration date of the subscription rights offering.

Because we may terminate or cancel the subscription rights offering at any time, your participation in the subscription rights offering is not assured.

We may terminate or cancel the subscription rights offering in our sole discretion at any time before the expiration date of the subscription rights offering for any reason (including a change in the market price of our common stock). If we decide to terminate or cancel the subscription rights offering for any reason, then we will not issue you any shares you may have subscribed for and we will not have any obligation with respect to the subscription rights except to return any subscription price payments, without interest.

We may amend or modify the terms of the rights offering at any time prior to the expiration of the rights offering in our sole discretion.

We may amend or modify the terms of the rights offering in our sole discretion. Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason. However, if we elect to make any fundamental change to the terms set forth in this prospectus or to extend the offering period by more than 30 days beyond the scheduled expiration date, we will file a post-effective amendment to the registration statement in which this prospectus is included announcing the cancellation of this offering and instituting a new offering on such revised terms and giving our stockholders the opportunity to subscribe to such new offering. In such event, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, and at least contemporaneously with our filing of such post-effective amendment. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.

If you do not exercise your basic subscription rights in full, then your percentage ownership and voting rights will decrease.

If you choose not to exercise your basic subscription right in full, then your relative ownership and voting interest will be diluted to the extent other stockholders exercise their subscription rights. Overseas Toys has indicated that it intends to fully exercise its basic subscription rights, and to exercise its over-subscription privilege to the fullest extent possible, but this indication of intent is not binding and Overseas Toys has no legal obligation to do so.

If you do not act promptly and follow the subscription instructions, then your exercise of subscription rights may be rejected.

Stockholders who desire to purchase shares in the subscription rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent before 5:00 p.m., Eastern time, on September 27, 2013, the expiration date of the subscription rights offering, unless extended by us for up to 30 days. If you are a beneficial owner of shares of our common stock, then you must act promptly to ensure that your broker, dealer, bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration date. We will not be responsible if your broker, dealer, bank or other nominee fails to ensure that all required forms and payments are actually received by the subscription agent before the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, pay by uncertified check that does not clear by the expiration of the rights offering, or otherwise fail to follow the subscription procedures that apply to your exercise in the subscription rights offering, then the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration of the rights offering period, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration of the rights offering period, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price with a certified or cashier’s check or money order.

If our stockholders sell substantial amounts of our common stock after the subscription rights offering, then the market price of our common stock may fall.

Sales of a substantial number of shares of our common stock in the public market by our stockholders, or the perception that these sales may occur, could adversely affect the market price of our common stock. We have outstanding as of August 27, 2013, an aggregate of 50,646,879 shares of common stock, of which (1) 41,763,668 shares are held by Overseas Toys and its affiliates and (2) 8,883,211 shares are held by stockholders unaffiliated with Overseas Toys. The sale of shares of our common stock in the open market by Overseas Toys or its affiliates may be subject to certain restrictions under the Securities Act, including the restrictions and limitations set forth in Rule 144 promulgated thereunder, as described in more detail under “DESCRIPTION OF CAPITAL STOCK — Shares Held by Overseas Toys” below.

Upon completion of the subscription rights offering, and assuming that it is fully subscribed, there will be outstanding an additional 23,854,680 shares of our common stock. We cannot foresee the impact of any potential sales on the market price of these additional shares of our common stock, but it is possible that if a significant percentage of these shares are attempted to be sold or sold, then the market for our shares would be adversely affected. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our common stock. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to a subsequent registration of shares of common stock held by Overseas Toys, may have a depressive effect upon the market price of our common stock.

The ownership interest in us by stockholders who exercise their over-subscription privilege, including Overseas Toys, will increase relative to stockholders who do not fully participate in the subscription rights offering.

Each holder of subscription rights will have the option to exercise its over-subscription privilege provided such holder fully exercises its basic subscription right. If stockholders do not exercise their basic subscription rights in full and other stockholders exercise their over-subscription privilege, then the ownership in us by holders exercising such over-subscription privilege will increase relative to the ownership in us by stockholders who do not fully participate in the subscription rights offering.

Overseas Toys beneficially owns 41,763,668 shares of our common stock, which represents approximately 82.5% of all our issued and outstanding shares of common stock. Overseas Toys has indicated its intent to fully exercise its basic subscription right and to exercise its over-subscription privilege to the fullest extent possible. However, such indication is not binding, and Overseas Toys is not legally obligated to do so. The number of shares which Overseas Toys can actually subscribe for in this subscription rights offering will depend on the actual number of rights exercised by the other holders of our common stock and will be between 19,670,687 and 23,854,680. If no stockholders other than Overseas Toys exercise their subscription rights, and assuming Overseas Toys does fully exercise its basic subscription right and over-subscription privilege, Overseas Toys would acquire all 23,854,680 shares of common stock being offered pursuant to this subscription rights offering. In such event, Overseas Toys would beneficially own 65,618,348 shares of common stock, which would represent approximately 88.1% of our issued and outstanding shares of common stock.

The absence of any formal commitment from any of our stockholders to participate in this rights offering and of any backstop agreement, may result in our receipt of minimal or no gross proceeds from the rights offering.

We do not have any binding commitments from any of our stockholders to participate in this rights offering and we cannot assure you that any of our stockholders will exercise all or any part of their basic subscription rights or their over-subscription privilege. If our stockholders subscribe for fewer shares of our common stock than anticipated, the gross proceeds may be less than $5 million, and there is no guarantee that there will be any proceeds from the rights offering. Overseas Toys, our majority stockholder, which beneficially owned approximately 82.5% of our outstanding shares of common stock as of the record date, has indicated that it intends to exercise all of the rights issued to it under the pro rata basic subscription right and to subscribe for the maximum additional shares pursuant to the over-subscription privilege that it would be entitled to purchase. However, such indication is not binding, and Overseas Toys is not legally obligated to do so. In addition, we have not entered into any backstop agreement or similar arrangement with respect to the purchase of any shares of our common stock being offered in this rights offering. Thus, there is no assurance that any shares will be purchased pursuant to the rights offering, and there is no minimum purchase requirement as a condition to our accepting subscriptions.

You will not receive interest on subscription funds, including any funds ultimately returned to you promptly.

You will not earn any interest on your subscription funds while they are being held by the subscription agent pending the closing of this subscription rights offering. In addition, if we cancel the subscription rights offering or if you exercise your over-subscription privilege and are not allocated all of the shares of common stock for which you over-subscribe, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments to you.

You may not receive all of the shares you subscribe for pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If over-subscription requests exceed the number of shares available, however, we will allocate the available shares pro rata among the stockholders exercising the over-subscription privilege in proportion to the number of shares of our common stock each of those stockholders owned on the record date, relative to the number of shares owned on the record date by all stockholders exercising the over-subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares of common stock than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder over-subscribed, and the remaining shares will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

This rights offering may limit our ability to use some or all of our net operating loss carryforwards in the future.

As a result of prior operating losses, we have net operating loss, or “NOL,” carryforwards for federal income tax purposes. Our ability to utilize our NOL carryforwards to reduce taxable income in future years could become subject to significant limitations under Section 382 of the Internal Revenue Code if we undergo an ownership change. We would undergo an ownership change if, among other things, the stockholders who own, directly or indirectly, 5% or more of our common stock, or are otherwise treated as “5% shareholders” under Section 382 of the U.S. Internal Revenue Code and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of the stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change.

In the event of an ownership change, Section 382 of the U.S. Internal Revenue Code imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. The annual limitation is generally equal to the value of the stock of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs (the long-term tax-exempt rate for August 2013 is 3.16%). Any unused annual limitation may generally be carried over to later years until the NOL carryforwards expire. While we do not believe that this rights offering and the issuance of shares pursuant to exercised subscription rights will trigger an ownership change upon the consummation of the rights offering, they could increase the likelihood that we may undergo an ownership change for purposes of Section 382 of the U.S. Internal Revenue Code in the future.

USE OF PROCEEDS

Assuming that the rights offering is consummated and is fully subscribed, the gross proceeds from the sale of shares of common stock in this subscription rights offering would be approximately $5 million. Overseas Toys, our majority stockholder, which beneficially owned approximately 82.5% of our outstanding shares of common stock as of the record date, has indicated that it intends to exercise all of the rights issued to it under the pro rata basic subscription right and to subscribe for the maximum additional shares pursuant to the over-subscription privilege that it would be entitled to purchase. However, such indication is not binding, and Overseas Toys is not legally obligated to do so.

The net proceeds we receive from the sale of shares of common stock pursuant to the subscription rights offering will be reduced by the fees and expenses we incur in connection with the rights offering, which we estimate will total approximately $660,683, resulting in estimated net proceeds of approximately $4,348,800. The actual net proceeds to be raised in the offering will depend upon the actual amount of gross proceeds from the offering and the actual amount of offering expenses incurred, which may differ from the foregoing estimates.

The principal reason we are engaging in this offering is to raise the funds necessary for us to make our third capital contribution to Three Lions of $3.5 million in accordance with the Three Lions LLC Agreement. We intend to use the net proceeds from this offering, primarily, to fund this $3.5 million capital contribution to Three Lions, and secondarily, for general and corporate working capital purposes, including employee and executive officer salaries and payroll taxes, office rent and facilities expenses, insurance premiums, legal and accounting fees and expenses, and other costs associated with our public reporting obligations. The amounts allocated to employee salaries may also be used to pay salaries of our executive officers (including those executive officers who are also directors), but will not be used to pay any of our directors for their services as directors as we do not currently compensate our directors in their capacities as directors. The amount and timing of the use of the remaining proceeds from this offering will depend on our future working capital needs. No assurance can be given that our investment in Three Lions will be successful or that the resulting impact on our financial condition will be favorable.

We believe that the proceeds of the rights offering, assuming that it is consummated and fully subscribed, together with our current available cash and cash equivalents will be sufficient to meet our cash requirements and liquidity needs for at least the next twelve months, including funding of the $3.5 million capital contribution to Three Lions, payment of the fees and expenses of the rights offering, and funding of our additional working capital requirements described in the immediately preceding paragraph. With no revenues from operations, we have been able to closely monitor and control our expenditures within a reasonably predictable range. Cash used in operating activities was $1.5 million and $1.9 million for the years ended December 31, 2012 and 2011, respectively. Accordingly, we do not anticipate that it will be necessary to raise additional funds to meet the expenditures required for operating our business during the next twelve months, unless the rights offering is not consummated or is not fully subscribed.

The following table sets forth our anticipated uses of proceeds assuming the sale of less than 25%, 25% ($1,252,371), 50% ($2,504,741), 75% ($3,757,112) and 100% ($5,009,483) of the shares of our common stock offered for sale in the rights offering. The offering scenarios presented are for illustrative purposes only and the actual subscription exercise rate in the offering and amount of proceeds received, if any, may vary. The uses of new offering proceeds are presented on a net basis, after payment of our expenses incurred in connection with the offering, which we estimate will total approximately $660,683. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of variances in expected offering and/or operating costs, the availability of alternative financing, the outcome of further discussions with Three Lions and its members, and our current cash reserves that may also be utilized to pay for such costs and expenses; see Explanatory Note to Use of Proceeds Table below.

Use of Proceeds Based on % of Rights Exercised:	Less than 25%		25%		50%		75%	100%
Gross Offering Proceeds	Unknown		$1,252,371		$2,504,741		$3,757,112	$5,009,483
Less Offering Expenses:	$660,683		$660,683		$660,683		$660,683	$660,683
Net Offering Proceeds	Unknown		$591,688		$1,844,058		$3,096,429	$4,348,800
Use of New Offering Proceeds
Capital Contribution to Three Lions	$0	*	$0	*	$0	*	$3,096,429	$3,500,000
Legal, Accounting and Public Reporting Obligation Expenses	37	%*	$220,000	*	$685,000	*	$0	$315,000
Employee/Executive Officer Salaries and Payroll Taxes	36	%*	$210,000	*	$660,000	*	$0	$305,000
Insurance Premiums	19	%*	$110,000	*	$345,000	*	$0	$160,000
Office Rent & Facilities Expenses	8	%*	$51,688	*	$154,058	*	$0	$68,800

*	See Explanatory Note to Use of Proceeds Table

Explanatory Note to Use of Proceeds Table

If the rights offering is consummated, but the participation rate in the offering is less than 75% of the total offering amount, then it is likely that, without additional financing, we will not have sufficient funds to make our final $3.5 million scheduled capital contribution to Three Lions, pay for our offering expenses and have sufficient funds remaining to fund our near-term operating expenses. In such event, we will seek to secure alternative financing on acceptable terms, but if we are unable to do so, we anticipate that we will elect not to make our final $3.5 million capital contribution and instead, in accordance with the provisions of the Three Lions LLC Agreement, OA3 will be obligated to make such capital contribution and our economic interest in Three Lions will be diluted proportionately as discussed in more detail below under Recent Developments – Three Lions Investment. We also may seek to renegotiate the terms or timing of our final capital contribution to Three Lions, such as by splitting the final capital contribution with OA3 or to provide us with more time to make such contribution, but there can be no assurance that we would succeed in doing so or that the other members of Three Lions would agree to such a renegotiation.

BUSINESS

Simon Worldwide, Inc.

We are a Delaware corporation founded in 1976 and, prior to August 2001, we had been operating as a multi-national full-service promotional marketing company, specializing in the design and development of high-impact promotional products and sales promotions. The major client of the Company had been McDonald’s Corporation, for which our Simon Marketing subsidiary designed and implemented marketing promotions, which included premiums, games, sweepstakes, events, contests, coupon offers, sports marketing, licensing, and promotional retail items. Net sales to McDonald’s and Philip Morris, another significant former client, accounted for 78% and 8%, respectively, of total net sales in 2001.

On August 21, 2001, we were notified by McDonald’s that it was terminating its approximately 25-year relationship with Simon Marketing as a result of the arrest of Jerome P. Jacobson, a former employee of Simon Marketing who subsequently pled guilty to embezzling winning game pieces from McDonald’s promotional games administered by Simon Marketing. None of our other employees was found to have any knowledge of or complicity in his illegal scheme. Simon Marketing was identified in the criminal indictment of Mr. Jacobson, along with McDonald’s, as an innocent victim of Mr. Jacobson’s fraudulent scheme. Further, on August 23, 2001, we were notified that our second largest customer, Philip Morris, was also ending its approximately nine-year relationship with us. As a result of the above events, we no longer have an ongoing promotions business.

Following the loss of our two major clients, we concentrated our efforts on reducing costs and settling numerous claims, contractual obligations, and pending litigation. By April 2002, we had effectively eliminated a majority of our ongoing promotions business operations and were in the process of disposing of our assets and settling our liabilities related to the promotions business and defending and pursuing litigation with respect thereto. In essence, we discontinued our promotions business and changed the nature of our operation to focus on pending litigation and winding down our contracted obligations. As a result of these efforts, we were able to resolve a significant number of outstanding liabilities that existed in August 2001 or arose subsequent to that date. As of December 31, 2012, we had reduced our workforce to 4 employees (2 of whom are full-time employees) from 136 employees as of December 31, 2001.

In October 2010, we settled the remaining liability in our discontinued promotions business which was a post-employment obligation. With no revenues from operations, we closely monitor and control our expenditures within a reasonably predictable range. By utilizing cash which had been received pursuant to the settlement of our litigation with McDonald’s in 2004, $2.1 million received from Yucaipa AEC Associates, LLC in July 2008 and March 2009, and $1.75 million received in August 2008 in settlement of our lawsuit against PricewaterhouseCoopers LLC, management believes we have sufficient capital resources and liquidity to continue to operate for at least one year.

We are currently managed by a Chief Executive Officer (Greg Mays), a Chief Financial Officer and Controller (Anthony Espiritu), and a Secretary and Acting General Counsel (Terrence Wallock). The Board of Directors has considered various alternative courses of action for our company, including possibly acquiring or combining with one or more operating businesses. The Board of Directors has reviewed and analyzed a number of proposed transactions.

On June 11, 2008, we entered into an Exchange and Recapitalization Agreement, or Recapitalization Agreement, with Overseas Toys, the then holder of all our outstanding shares of preferred stock, pursuant to which all the outstanding preferred stock would be converted into shares of common stock representing 70% of the shares of common stock outstanding immediately following the conversion. Subsequently, Overseas Toys’ holding of common stock increased to 82.5% due to: i) the reduction in outstanding shares of common stock in connection with our April 26, 2010, purchase of 3,589,201 shares from Everest Special Situations Fund L.P. and ii) the December 10, 2010, purchase of 3,822,912 shares by Overseas Toys in connection with its tender offer to purchase shares of our common stock it did not already own (further described below). The Recapitalization

Agreement was negotiated on our behalf by a special committee of disinterested directors which, based in part upon the opinion of the Special Committee’s financial advisor, determined that the transaction was fair to the holders of common stock from a financial point of view. At a special meeting held on September 18, 2008, our stockholders approved amendments to our certificate of incorporation proposed in order to effect a recapitalization of the Company pursuant to the terms of the Recapitalization Agreement.

Under the Recapitalization Agreement, we issued 37,940,756 shares of common stock with a fair value of $15.2 million in exchange for 34,717 shares of preferred stock (representing all outstanding preferred shares) with a carrying value of $34.7 million and related accrued dividends of approximately $147,000. We recorded $19.7 million to retained earnings in September 2008 representing the excess of carrying value of the preferred stock received over the fair market value of the common shares issued as such difference essentially represented a return to us.

In 2010, Overseas Toys completed a tender offer for all of our common shares that it did not already own. As a result of the 2010 tender offer, our officers were not required to dissolve and liquidate Simon Worldwide as would have been required under the Recapitalization Agreement if such tender offer had not been consummated.

As discussed in more detail below under Recent Developments, our current business plans and activities are focused on actively managing our investment in and the operations of our majority-owned subsidiary, Three Lions Entertainment, LLC, or Three Lions, by way of our participation on Three Lions’ Executive Board, which is responsible for managing and directing the business and affairs of Three Lions, as well as our provision of administrative and accounting support services to Three Lions and another company controlled by Yucaipa. We do not currently plan to enter into or invest in any other activities or businesses other than Three Lions. We intend to use the proceeds of the rights offering and our available cash to make our final scheduled $3.5 million capital contributions to Three Lions, to pay the costs and expenses of the rights offering (which we currently estimate will total approximately $660,683), and to apply any remaining proceeds to help fund our working capital requirements, including employee salaries, office rent, insurance premiums, legal and accounting fees and expenses, and other costs associated with our public reporting obligations.

At June 30, 2013, we had consolidated total assets of $6.3 million, total current liabilities of $0.1 million, and total shareholders’ equity of $6.2 million. The Company had a net deferred tax asset totaling $32.0 million at June 30, 2013, primarily as a result of prior net operating losses which are available to the Company to offset future taxable income, if any. The Company, however, has considered current results of operations and concluded that it was more likely than not that the deferred tax assets would not be realizable. As a result, the Company had determined in accordance with generally accepted accounting principles that a valuation allowance of the entire net amount of the deferred tax assets was required at June 30, 2013. The Company completed a review of any potential limitation on the use of its net operating losses under Section 382 of the Internal Revenue Code on August 9, 2008, and an update to this review on June 7, 2013. Based on such reviews, the Company does not believe Section 382 of the Internal Revenue Code will adversely impact its ability to use its current net operating losses to offset future taxable income, if any, including any income from Three Lions.

Cash used in operating activities was $1.5 million and $1.9 million for the years ended December 31, 2012 and 2011, respectively. Net cash used in operating activities during the six months ended June 30, 2013, totaled $0.7 million primarily due to a loss from continuing operations of $1.4 million and an increase in restricted cash of $0.2 million, which were partially offset by the Company’s investment loss in Three Lions of $0.9 million. Net cash used in operating activities during the six months ended June 30, 2012, totaled $0.8 million primarily due to a loss from continuing operations of $0.8 million. Net cash used in investing activities during the six months ended June 30, 2013, totaled $5.0 million due to the Company’s payments for acquiring membership units in Three Lions. There were no investing activities during the six months ended June 30, 2012.

We incurred losses in 2012 and continue to incur losses in 2013 for the general and administrative expenses incurred to manage our affairs.

Recent Developments

Three Lions Investment

On March 22, 2013, we announced in a current report on Form 8-K that we, together with Richard Beckman, Joel Katz and OA3, LLC, had entered into the limited liability company agreement, or LLC Agreement, of Three Lions, on March 18, 2013. Pursuant to the LLC Agreement, we made an initial capital contribution of $3,150,000 to acquire 600,000 investor membership units, or investor units, representing 60% of the voting power of Three Lions, subject to certain major decisions that require the unanimous approval of either the members of Three Lions or its Executive Board as described in more detail below. The other two initial members of Three Lions, Richard Beckman and Joel Katz, were granted a total of 35,294 investor units in respect of their combined initial capital contributions of $185,294, and a total of 364,706 common units in respect of their establishment of and contributions of property to Three Lions, which investor units and common units represent 40% of the voting power of Three Lions, subject to such unanimous approval provisions.

The 600,000 investor units we acquired in respect of our initial capital contribution currently represent a 60% interest in the economic returns of Three Lions, including the right to receive along with the other holders of investor units, in preference over holders of common units, certain priority distributions of 100% of available proceeds of any sale or liquidation transactions and not less than 75% of available cash from operations, in each case as determined by the Executive Board, until such time as the respective capital contributions made by us and the other members holding investor units have been recouped in full, at which time the holders of common units would be entitled to receive certain catch-up distributions thereafter until aggregate distributions made match the respective pro rata 63.5%/36.5% percentage interest split between the investor units and the common units. An employee incentive equity pool of non-voting units representing approximately 10% of the fully diluted economic interests of Three Lions has also been established in the LLC Agreement, however none of these non-voting units are currently outstanding. Any issuance of such incentive units or other economic participation rights to Three Lions employees could result in a proportionate dilutive reduction in our 60% interest in the economic returns of Three Lions of up to 6% in the aggregate, after the return of our aggregate capital contributions to Three Lions.

Pursuant to the LLC Agreement, we made a second capital contribution to Three Lions in the amount of $1,850,000, and Messrs. Beckman and Katz made additional capital contributions to Three Lions totaling $108,824, in April 2013. We have the option, but are not required, to make a third and final capital contribution to Three Lions of $3,500,000, and Messrs. Beckman and Katz are required to make final capital contributions to Three Lions totaling $205,882. We intend to make this $3,500,000 capital contribution to Three Lions following the closing of the rights offering provided that it successfully closes. If we do not make this third capital contribution, OA3, an affiliate of our controlling shareholder Overseas Toys, is obligated to make a capital contribution of $3,500,000 to Three Lions. OA3 is also obligated under the LLC Agreement to make available to Three Lions, upon the request of its chief executive officer, a revolving loan facility in a principal amount not to exceed $6,000,000 on the terms set forth in the LLC Agreement.

If OA3 makes such contribution, it will acquire a proportionate interest in Three Lions of approximately 247,000 investor units and our interest in Three Lions will be reduced by an equivalent number of investor units as are issued to OA3. Notwithstanding any such reduction in investor units held by us, the LLC Agreement provides that for so long as we and OA3 collectively hold at least 51% of the voting membership units in Three Lions (or 510,000 investor units), we alone will control at least 51% of the voting power of the members of Three Lions, subject to certain major decisions that require the unanimous approval of either the members of Three Lions or its Executive Board. Additionally, the LLC Agreement provides that we have the right to appoint three of the five members of the Executive Board of Three Lions. For so long as we and OA3 collectively hold not less than 75% of the membership units collectively held by us and OA3 following the third capital contribution described above, and we hold not less than 75% of the membership units we held following such third capital contribution, we alone shall continue to be entitled to appoint and remove three of the five members of the Executive Board of Three Lions.

The LLC Agreement provides that the management of Three Lions is vested in the Executive Board, which has the power and authority to manage and direct the business and affairs of Three Lions and full, exclusive and complete control and responsibility for its business activities. The Executive Board acts pursuant to a majority vote of its members, except with respect to certain specified decisions in the LLC Agreement requiring special approval by either all members of the Executive Board or by all members of Three Lions holding investor units or common units. The matters requiring such special approval are:

•	Any action that authorizes, creates or issues any units or new ownership interests in Three Lions or its subsidiaries;

•

Any action that reclassifies any outstanding units in Three Lions into units having rights, preferences, or priority as to distributions senior to or on a parity with the rights, preferences or priority of the investor units or common units;

•

Causing Three Lions to establish any subsidiary or to undertake or engage in any line of business or business activities other than its specified business in the LLC Agreement, defined as the worldwide development, production, ownership, exhibition, conduct, broadcast, distribution and other exploitation of (i) shows and events which are broadcast via television, internet, mobile, digital, or other channels of media or means of communications, (ii) related content or entertainment product, and (iii) all ancillary rights associated with the foregoing activities;

•	Requiring any member to make a capital contribution other than as provided in the LLC Agreement;

•

Increasing or decreasing the authorized number of units or otherwise causing or allowing Three Lions or any of its affiliates or subsidiaries to issue any units or ownership interests to any new investor or owner, other issuance of authorized non-voting employee incentive units or as provided in the LLC Agreement;

•	Entering into or committing to enter into any change of control transaction;

•

Directly or indirectly selling, transferring or otherwise disposing of all or substantially all or any material portion of Three Lions’ or any of its subsidiaries’ business or causing Three Lions or any of its subsidiaries to engage in any joint venture, partnership, merger, consolidation or other similar reorganization transaction;

•	Liquidating or dissolving Three Lions or any of its subsidiaries;

•	Increasing or decreasing the number of members of the Executive Board;

•	Amending Three Lions’ Certificate of Formation or the LLC Agreement;

•	Declaring or making any distribution (other than tax distributions and as provided in the LLC Agreement);

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Approving or amending the business plan and budget or incurring any financial obligation or commitment that varies by more than fifteen (15%) percent (with respect to any line time or in the aggregate) from those contained or provided under the business plan and budget;

•	Entering into or amending any affiliate transactions or agreements, other than those expressly contemplated by the LLC Agreement;

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Making or taking any action that exposes any member or holder of interests in Three Lions to any individual liability in its capacity as a member or holder for Three Lions’ conduct and/or obligations or that subjects any such member or holder to any restriction or prohibition with respect to its or his own individual and separate conduct, in each case other than with such member’s or holder’s prior written consent;

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The filing of any bankruptcy or similar petition or the implementation of any insolvency or creditor protection or similar measures for, in the name or on behalf of Three Lions or any of its affiliates;

•	Making or changing any tax election for Three Lions or its affiliates;

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Confessing a judgment against Three Lions or any of its affiliates or otherwise taking any action which prevents them from carrying on their ordinary and customary business operations, or taking any position as a producer, agent, manager or booker in connection with any production (whether or not any investment is made);

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Removing Mr. Beckman as chief executive officer of Three Lions prior to the second anniversary of the execution of the LLC Agreement, but disregarding any vote of Mr. Beckman as a member of the Executive Board with respect to such decision.

The day-to-day management of Three Lions is vested in such executive officers as are designated by the Executive Board from time to time, in each case and at all times under the supervision of the Executive Board. The executive officers have the general powers and duties of management usually vested in the office chief executive officer and chief operating officer of a corporation, and will report to the Executive Board and have such other powers and duties as may be prescribed by the Executive Board or the LLC Agreement. No executive officer may be removed without the prior written consent of the Executive Board. Mr. Beckman serves as the chief executive officer of Three Lions with primary responsibility for day-to-day operations, is the primary liaison to the Executive Board and is responsible for keeping the Executive Board informed as to Three Lions’ status and endeavors including in particular its financial condition and results.

The foregoing description of the LLC Agreement is a summary of all material provisions of the LLC Agreement and is qualified by reference to the text of the LLC Agreement, which has been filed with the SEC and is incorporated by reference as Exhibit 10.33 to the registration statement of which this prospectus is a part.

Prior to the negotiation of the Company’s acquisition of an equity interest in Three Lions, none of the Company, Overseas Toys, OA3 or Ronald Burkle had any pre-existing material relationship with Three Lions, Mr. Beckman or Mr. Katz. On April 12, 2013, following the execution of the LLC Agreement, the Company issued a letter of credit in the amount of $0.2 million and with an expiration date of April 15, 2014, to guarantee payments on an office lease obtained by Three Lions. To our knowledge, the only pre-existing material relationship between Messrs. Beckman and Katz prior to their formation of Three Lions is that Mr. Beckman is a long-standing client of Mr. Katz, who is an entertainment law attorney. OA3 is the managing member of the general partner of Overseas Toys, our controlling shareholder, and Ronald Burkle is the managing member of OA3.

Three Lions’ Business

Three Lions intends to originate, produce and monetize annual television programming for broadcast on network television, exhibition on basic cable and premium subscription services and associated multi-media events, with a particular emphasis on branded entertainment and special events. Branded entertainment is an entertainment-based vehicle that is funded by advertisers and is complementary to a brands marketing strategy.

Three Lions’ strategy is to not rely solely on TV license fees that typically drive the TV production business. Three Lions expects to derive revenue from sponsorships and marketing partnerships related to its programming that are executed across multiple platforms including television, online, events and print. Sponsorship revenues will be paid in accordance with negotiated contracts, with the identities of partners and the terms of sponsorship changing from time to time.

Three Lions initially intends to produce or co-produce revivals of the Fashion Rocks and Movies Rock events which were produced from 2004 to 2008, and Three Lions has secured subsequent to formation of Three Lions certain intellectual property licenses for the “Fashion Rocks” and “Movies Rock” marks to enable it to produce such events. Three Lions productions will generally be standalone events, and a network may license a specified number of rebroadcasts on the network in the U.S. during a license period. Three Lions is currently in negotiations with a network to enter into a broadcast agreement for its first two television productions using the

Fashion Rocks and Movies Rock brands, and with an executive producer to enter into a production agreement for such productions, which Three Lions plans to produce in 2014. Remaining distribution rights, including international and/or off-network syndication rights, are generally anticipated to be retained by Three Lions or, in the case of co-productions, shared with the co-producer for U.S. or international markets.

The network license fee for a special event, when applicable, is normally lower than the costs of producing the event; however, Three Lions’ objective is to recoup its costs and earn a profit through sponsorship revenue and international and domestic syndication. Three Lions is currently in the process of negotiating potential sponsorship agreements with several major companies. Three Lions may also distribute syndicated and other programming internationally or enter into agreements for digital streaming of its programming in the U.S. and certain other countries. Three Lions has not yet entered into any of the aforementioned broadcast, production, distribution, sponsorship or digital streaming agreements, or into any of the venue, print partnership or host city agreements that are also under consideration by Three Lions with respect to its planned productions, and there can be no assurance that Three Lions will succeed in its efforts to enter into such agreements.

As of August 19, 2013, Three Lions has thirteen employees, all of whom are full-time employees. In May 2013, Three Lions entered into a lease agreement for approximately 4,000 square feet of office space located at 150 East 52nd Street, Suite 32002, New York, NY 10022. The lease has a term of 5 years and 4 months and a total lease payment obligation of $1.3 million over the course of such term.

At present, Three Lions’ material assets consist of its licenses to the Fashion Rocks and Movies Rock marks and the approximately $3.15 million in cash held by it as of June 30, 2013. Three Lions holds exclusive, royalty-based licenses to use these marks to develop, produce, conduct, broadcast, distribute, promote and otherwise exploit (i) title relevant shows and events which may be broadcast worldwide via television, internet, mobile, digital, or other channels of media or means of communications and (ii) related content or entertainment product and ancillary rights associated therewith. These licenses obligate Three Lions to make royalty payments to the respective licensors based on a percentage (in the low single digits) of the gross receipts and/or gross revenues received by Three Lions in connection with each of these shows and events, which have not yet occurred but which Three Lions expects to commence conducting in 2014. The licenses also obligate Three Lions to make advance payments against these royalty payments for each show or event produced by Three Lions under the licenses, of which a total of $375,000 has been paid to date and a total of $850,000 in milestone advances remain owed for the first Fashion Rocks and Movies Rock shows that Three Lions intends to conduct in 2014, which remaining amount will be paid in partial installments in the months preceding and within two months following the occurrence of these initial two shows. All future Fashion Rocks and Movies Rock shows and events produced by Three Lions require the payment of commensurately determined advance and royalty payments on a per show/event basis. The Fashion Rocks license has an initial 10 year term that is renewable for successive 10 year terms at Three Lions’ option as long as Three Lions is not in breach of the terms of the license and continues to broadcast an approximately annually reoccurring and qualifying similar show during the term. The Movies Rock license has a perpetual term subject to Three Lions’ compliance with the terms and conditions of the license, including that it broadcast its initial show under the license no later than February 28, 2015, thereafter broadcast successive shows under the license within 2 years following the initial broadcast of the immediately preceding show, and make all required payments to the licensor.

Three Lions’ cash on hand is comprised of the approximately $5.29 million in capital contributions made by its members to date, less transaction costs, operating expenses and trademark license royalty advances. Three Lions’ material liabilities consist of the trademark license royalty payments, lease payment obligations and employee overhead costs. Three Lions is currently in the process of negotiating a revolving credit facility of approximately $6 million with a third party lender, but there can be no assurance that Three Lions will be able to secure such a facility.

Competition

Television production and digital and print media are highly competitive businesses. Overall competitive factors in these industries include programming, digital and print content, quality and distribution as well as the demographic appeal of the programming and content. Competition for television, online and print distribution, advertising and sponsorship dollars is based primarily on audience size, demographic composition and viewer and online user response to sponsors’ and advertisers’ products and services. Television programming and other content produced by Three Lions will compete directly for viewers, distribution, advertising and sponsorship dollars with other special event and pop culture programming and online content, as well as with general programming and all other competing forms of media.

We believe that Three Lions represents the future of branded entertainment. Based on a distinctive global business model that transcends the classic distributor-funded norm, we anticipate that Three Lions will not only create original world-class branded entertainment events and content platforms, it will also develop and execute sophisticated cross-platform marketing opportunities with highly compelling integrations and activations, at scale. Three Lions plans to apply valuable expertise in the media space necessary to optimize revenues around both original and existing media assets, and to offer cross-platform advertising opportunities within those assets and a full roster of advertising services, including sophisticated integrations and activations.

Three Lions expects to differentiate itself in the market as follows:

•	Its unique strategy does not rely solely on TV license fees that typically drive this sector.

•	Its capabilities allow for more appealing cross platform and integrated propositions to sponsors and advertisers.

We are not currently aware of any identifiable direct competitors to Three Lions within its unique branded entertainment space. Specifically with respect to the television production component of Three Lions’ business, there are competitors who are generally more established in this space than Three Lions, as they have longer operating histories, have produced more events, and may have greater financial resources than Three Lions. We believe that the historical quality and performance of Movies Rock and Fashion Rocks programming, and the experience and track record of Three Lions’ management team, provide a basis on which to negotiate for key time slots on major networks as established shows, in order to create the cornerstone events endemic to the cross-platform content development and promotional opportunities of the business model.

Three Lions expects to focus on a minimum of two events in the first full year of operation (2014), and may add one to two additional events per year by 2016. Show concepts will be annual to build upon relationships and commitments from networks and sponsors.

Three Lions’ Day-to-Day Management Team

The day-to-day operations of Three Lions are managed by the following executive officers, who were appointed by and are subject to the supervision and authority of Three Lions’ Executive Board, and are responsible for ensuring that all orders and resolutions of the Executive Board are carried into effect:

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Richard Beckman, the Chief Executive Officer of Three Lions, is an industry leader and innovator within the media and entertainment sector with 30 years experience of building and monetizing media assets across multiple channels. In his most recent position prior to Three Lions, he served as founding CEO of Prometheus Global Media, where he was the architect of the re-invention of The Hollywood Reporter, the re-launch of Adweek and the resurrection of The Billboard Music Awards, which he executive produced live on ABC in 2011 and 2012. Prior to joining Prometheus, Mr. Beckman was with Condé Nast where he served in various capacities over a 24 year career, namely as Publisher of Condé Nast Traveler, Gentleman’s Quarterly and Vogue, President of the Condé Nast Media Group and CEO of Fairchild. During his tenure at Condé Nast, Mr. Beckman built a reputation for creating some of the industry’s leading branded entertainment properties, including GQ’s Men of The Year, The Vogue/VH1 Fashion Awards, Fashion Rocks and the Emmy award winning Movies Rock, which ran on NBC, VH1, and CBS respectively.

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Stacey Bain, Three Lions’ Chief Operating Officer and Chief Financial Officer, is a proven financial, operational and change management executive. Her 20 years of experience within a deeply transitioning music industry, including serving as an Executive Vice President, Finance and Operations at Sony Music, provided her with the experience and opportunity to subsequently manage diverse entities in the advertising/marketing startup sector at Engine USA (as Consulting Chief Financial Officer), and in the non-profit sector at Amnesty International (as the Acting Executive Director and Chief Financial and Administrative Officer). Ms. Bain began her career with Arthur Andersen & Co.

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Mark Wildman, the Chief Revenue Officer, is responsible for the overall sponsorship sales revenue for Three Lions’ branded entertainment projects. Mr. Wildman has held several high-level sales, integrated marketing and management positions in media companies over the past 14 years. Previously, Wildman worked at the Bonnier Corporation as Vice President, Group Publisher managing the company’s family media assets and prior to that was a Senior Vice President managing the company’s corporate sales team. Wildman worked at Conde Nast Media Group from 2001-2007 in a variety of sales assignments, eventually being promoted to Executive Director of Integrated Marketing where he was instrumental in creating many branded entertainment projects including the Grey Goose Entertainment/Sundance Channel “Iconoclast” program.

Controlling Shareholder

As of the date of this prospectus, Overseas Toys beneficially owns 41,763,668 shares of our common stock, which represents approximately 82.5% of the outstanding shares. As a result, Overseas Toys is able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Overseas Toys is controlled by The Yucaipa Companies, or Yucaipa. Four of our six directors — Ira Tochner, Bradford Nugent, Greg Mays and Terrence Wallock — are also current or former directors or executive officers of, or advisors to, Yucaipa or certain of its portfolio companies. Yucaipa also has sufficient voting power to amend our organizational documents. So long as Yucaipa continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Available Information

Our principal executive offices are located at 18952 MacArthur Boulevard, Irvine, California 92612, and our telephone number is (949) 251-4660. Our common stock is traded on the over-the-counter market under the symbol “SWWI.”

Additional information about us is included in documents incorporated by reference in this prospectus. See “INFORMATION INCORPORATED BY REFERENCE.” We currently file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC.

In addition, we make available, without charge, through our website, www.smi-la.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in the website.

TERMS OF THE OFFERING

The Subscription Rights

We are distributing to the record holders of our common stock as of August 6, 2013, non-transferable subscription rights to purchase shares of common stock at a price of $0.21 per share. Each holder of record of our common stock will receive one subscription right for every share of our common stock owned by that holder as of 5:00 p.m., Eastern time, on August 6, 2013. Each subscription right will entitle the holder to purchase 0.471 of a share of our common stock. Each subscription right entitles the holder to a basic subscription right and each holder with an over-subscription privilege. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately 23,854,680 shares for an aggregate purchase price of approximately $5,009,482.80.

We may cancel the rights offering at any time for any reason before the rights offering expires. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation, and the subscription agent will return all subscription payments received to the subscribers promptly, without interest or penalty.

We also reserve the right to amend or modify the terms of the offering for any reason. However, if we elect to make any fundamental change to the terms set forth in this prospectus or to extend the offering period by more than 30 days beyond the scheduled expiration date, we will file a post-effective amendment to the registration statement in which this prospectus is included announcing the cancellation of this offering and instituting a new offering on such revised terms and giving our stockholders the opportunity to subscribe to such new offering. In such event, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, and at least contemporaneously with our filing of such post-effective amendment. The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.

Basic Subscription Right. With your basic subscription right, you may purchase 0.471 of a share of common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $0.21 per whole share, before the rights offering expires. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege.

Fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

For example, if you owned 100 shares of our common stock on the record date, you would have received 100 subscription rights and would have the right to purchase 47 shares of common stock (47.1 rounded down to the nearest whole share) for $0.21 per whole share.

We will deliver certificates representing shares or credit your account at your record holder with shares of our common stock that you purchased with the basic subscription rights as soon as practicable after the rights offering has expired.

Over-subscription Privilege. If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of common stock that other stockholders do not purchase by exercising their basic subscription rights. If sufficient shares are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, however, we will allocate the available shares pro rata among the stockholders exercising the over-subscription privilege in proportion to the number of shares of our common stock each of those stockholders owned on the record date, relative to the number of shares owned on the record date by all stockholders exercising the over-subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder over-subscribed, and the remaining shares will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of common stock before the rights offering expires, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you (i.e., for the maximum number of shares available to you, assuming you exercise all of your basic subscription right and are allotted the full amount of your over-subscription without reduction).

We can provide no assurances that you will actually be entitled to purchase the number of shares of common stock issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our stockholders exercise their basic subscription rights in full, and we will only honor an over-subscription privilege to the extent sufficient shares are available following the exercise of subscription rights pursuant to the basic subscription rights.

To the extent the aggregate subscription price of the actual number of unsubscribed shares of common stock available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments will be returned to you promptly, without interest or penalty.

To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share.

We will deliver certificates representing shares or credit the account of your record holder with shares of our common stock that you purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering. Shareholders may also obtain information concerning the number of shares constituting their subscription rights entitlement by contacting the information agent for the offering, Georgeson Inc., at (800) 509-0976 or, if you are located outside the U.S., (781) 575-3340 (collect).

Subscription Procedure

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

For Existing Certificated Shareholders

If you wish to exercise your subscription rights in this offering, and hold your shares in certificate form, you must complete the following steps before September 27, 2013:

•	Complete, date and sign (front and back, where indicated) the subscription rights certificate which accompanies this prospectus;

•	Make full payment of the entire purchase price for the shares subscribed for in U.S. currency by a certified or cashier’s check or bank draft drawn upon a U.S. bank, personal check or U.S. postal or express money order payable to “Computershare Trust Company, N.A. acting as Subscription Agent for Simon Worldwide, Inc.”

•	Deliver the subscription rights certificate, together with the payment described above, to Computershare Trust Company, N.A., the subscription agent, at the following address:

By First Class Mail:	By Express Mail or Overnight Delivery:
Attention: Corporate Actions Voluntary Offer	Attention: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

The number of basic subscription rights you have received is indicated on the front of the enclosed subscription rights certificate under the heading “Rights Qty Issued”. In order to calculate the number of shares you may purchase pursuant to your basic subscription rights, you must multiply the number of basic subscription rights you have received by 0.471, and then round the resulting product down to the nearest whole share, as set forth in Section 1 of the subscription rights certificate. You must also calculate the aggregate price for the number of shares that you elect to purchase pursuant to your basic subscription rights and, if you have exercised your basic subscription rights in full and wish to purchase additional available shares, your over-subscription privilege, by multiplying such number of shares that you elect to purchase by the per share subscription price of $0.21, as set forth in Section 1 of the subscription rights certificate. To exercise your subscription rights, your completed and signed subscription rights certificate and payment must be received by the subscription agent by September 27, 2013, unless such date is extended by us for up to 30 days.

Important: The full subscription price for the shares must be remitted with the subscription rights certificate in order to be valid. Failure to include the full purchase price shall give us the right to reject the subscription. If the subscription agent does not receive your subscription rights certificate and payment in full by 5:00 p.m., Eastern Time, on September 27, 2013, your subscription rights in this offering will be waived, unless such date is extended by us for up to 30 days.

The subscription price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check; (ii) receipt by the subscription agent of any certified check, bank draft or cashier’s check drawn upon a U.S. bank or of any U.S. postal or express money order; or (iii) receipt of collected funds in the offering account designated above. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified personal check, we urge you to send in your subscription materials sufficiently in advance of September 27, 2013 to ensure that such payment is received and clears by that date. We also encourage you to consider paying by means of certified or cashier’s check, bank draft, or money order.

For “Street Name” Shareholders

If you do not hold your shares in certificate form, but hold them instead through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a subscription rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the September 27, 2013 expiration date that we have established for the rights offering.

If you have questions as to how to complete the subscription rights certificate, please contact the information agent for the offering, Georgeson Inc., at (800) 509-0976 or, if you are located outside the U.S., (781) 575-3340 (collect).

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless we waive them in our sole discretion. Neither we nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or cancel the rights offering, only when the subscription agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Expiration Date

The subscription rights will expire if not validly exercised by 5:00 p.m., Eastern Time, on September 27, 2013. We may extend this date for up to 30 days in our sole discretion but we have no current plans to do so. We may extend the rights offering by giving oral or written notice to the subscription agent before the rights offering expires. If we elect to extend the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering.

Return of Funds

The subscription agent will hold funds received in payment for shares in a segregated account pending the closing or cancellation of the rights offering. The subscription agent will deliver to us all proceeds received in respect of accepted subscriptions as promptly as practicable following the closing of the rights offering and, in any event, within three business days thereafter. Shares purchased in the rights offering will be issued as soon as practicable following the closing of the offering, and any excess subscription payments received will be returned by the subscription agent to subscribers, without interest or penalty, promptly following such closing. In the event of a cancellation of the rights offering, all subscription payments received will be returned by the subscription agent to subscribers, without interest or penalty, promptly following such cancellation. If you own shares in “street name,” it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

Closings and Issuance of Shares

We expect the offering to close on September 27, 2013, which date may be extended by us for up to 30 days in our sole discretion.

If you currently hold your stock in certificate form, and you validly exercise any of your subscription rights pursuant to this rights offering, our transfer agent will mail you a stock certificate as soon as practicable after the closing of the offering. If your shares as of August 6, 2013 were held by a custodian bank, broker, dealer or other nominee, you will not receive stock certificates for your new shares. Instead, your nominee will be credited with the shares of common stock you purchase, according to the same timeframe as described above with respect to stock certificates.

Determination of the Subscription Price

The specific subscription price was determined by our board of directors. Factors considered by the board of directors in determining the subscription price included (1) the price at which our stockholders, including Overseas Toys, might be willing to participate in the subscription rights offering, (2) the price at which Overseas

Toys indicated it would participate in the subscription rights offering and fully exercise its basic subscription right and, subject to the availability of shares, its over-subscription privilege to the fullest extent possible, thereby assuring that the subscription rights offering would be fully subscribed, (3) the historical and current trading prices for our common stock, (4) the implied value of Three Lions based on the amount we paid for our initial investment in Three Lions in March 2013, (5) the analyses and advice of a global business advisory firm that we engaged to assist the board in determining the subscription price for the rights offering, (6) our business prospects, (7) the potential range of value of our federal and state net operating loss carryforwards or NOLs that may, subject to applicable tax rules, be used to reduce certain of our income tax obligations in the future assuming our receipt of projected cash flows from Three Lions but discounted to reflect the uncertainty associated with such cash flows (noting, however, that we have established a valuation allowance for the entire amount of such NOLs for GAAP purposes due to the unlikelihood that we will generate income to use them based on current operations), and (8) the general condition of the securities market. For further information on our NOLs and the corresponding valuation allowance we have established for the amount thereof, please read footnote 5 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, which are incorporated herein by reference.

We cannot assure you that the market price for our common stock during the subscription rights offering will increase so that it is equal to or above the subscription price or that a subscribing owner of subscription rights will be able to sell the shares of common stock purchased in the subscription rights offering at a price equal to or greater than the subscription price. Further, the subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. As a result, the subscription price may not be an indication of the fair value of our common stock as of the expiration date of the subscription rights offering.

The subscription price represents a premium of 162.5% to the last reported sales price of our common stock on the OTCQB as of May 30, 2013, the last trading day prior to the filing of our initial registration statement with respect to this subscription rights offering. Accordingly, unless our common stock trades at prices at or above the subscription price as of the expiration date of the subscription rights offering, if you choose to exercise your subscription rights, you would be paying a premium to purchase our common stock. There can be no assurance that the market price for our common stock will not decline during the subscription period, or following the offering, to a level equal to or below the subscription price. We do not intend to change the subscription price in response to changes in the book value or trading price of our common stock prior to the closing of the rights offering. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the $0.21 offering price per share and the pro forma net tangible book value per share. Our historical net tangible book value as of June 30, 2013 was approximately $6,196,000, or approximately $0.12 per share. Historical net tangible book value per share is determined by dividing our net tangible book value by the actual number of outstanding shares of our common stock. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by the purchaser of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering.

Assuming that the rights offering is fully subscribed and that 23,854,680 shares are sold in the rights offering, with an offering price of $0.21 per share, and after deducting estimated offering expenses payable by us of $660,683, our pro forma net tangible book value as of June 30, 2013 would have been approximately $10,545,000, or $0.14 per share of common stock. This would represent dilution of $0.07 per share for each share purchased in the offering.

Assuming that there is a 75% participation rate in the rights offering and that 17,891,010 shares are sold in the rights offering, with an offering price of $0.21 per share, and after deducting estimated offering expenses payable by us of $660,683, our pro forma net tangible book value as of June 30, 2013 would have been approximately $9,292,000, or $0.14 per share of common stock. This would represent dilution of $0.07 per share for each share purchased in the offering.

Assuming that there is a 50% participation rate in the rights offering and that 11,927,340 shares are sold in the rights offering, with an offering price of $0.21 per share, and after deducting estimated offering expenses payable by us of $660,683, our pro forma net tangible book value as of June 30, 2013 would have been approximately $8,039,000, or $0.13 per share of common stock. This would represent dilution of $0.08 per share for each share purchased in the offering.

Assuming that there is a 25% participation rate in the rights offering and that 5,963,670 shares are sold in the rights offering, with an offering price of $0.21 per share, and after deducting estimated offering expenses payable by us of $660,683, our pro forma net tangible book value as of June 30, 2013 would have been approximately $6,788,000, or $0.12 per share of common stock. This would represent dilution of $0.09 per share for each share purchased in the offering.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2013, actual and as adjusted to give effect to the sale of all 23,854,680 shares of common stock offered in this offering at the subscription price of $0.21 per share, net of $660,683 in estimated offering expenses, or 100% participation in this offering. Because this rights offering does not have a minimum offering amount, additional pro forma information is presented in the table below to give effect to the issuance of: (i) only 17,891,010 shares of common stock, or 75% participation in the offering, (ii) only 11,927,340 shares of common stock, or 50% participation in the offering, and (iii) the issuance of only 5,963,670 shares of common stock in this offering, or 25% participation in the offering.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which is incorporated herein by reference. See “INFORMATION INCORPORATED BY REFERENCE ” beginning on page 48 of this prospectus.

	June 30, 2013
	Actual	Pro Forma 100% Participation	Pro Forma 75% Participation	Pro Forma 50% Participation	Pro Forma 25% Participation
	(Unaudited, dollars in thousands)
Cash and cash equivalents	1,440	5,789	4,536	3,284	2,032
Current liabilities	139	139	139	139	139
Stockholders’ equity:
Common stock, $.01 par value; (1)	506	745	685	625	566
Additional paid in capital	152,087	156,858	155,665	154,472	153,280
Accumulated deficit	(146,418)	(147,079)	(147,079)	(147,079)	(147,079)
Accumulated other comprehensive income	21	21	21	21	21

Total stockholders’ equity	6,196	10,545	9,292	8,039	6,788

Total capitalization	6,196	10,545	9,292	8,039	6,788

(1)	100,000,000 shares authorized and reflecting (1) Actual: 54,648,949 shares issued, 50,646,879 shares outstanding net of 4,002,070 treasury shares, (2) Pro Forma 100% Participation: 78,503,629 shares issued, 74,501,559 shares outstanding net of 4,002,070 treasury shares, (3) Pro Forma 75% Participation: 72,539,959 shares issued, 68,537,889 shares outstanding net of 4,002,070 treasury shares, (4) Pro Forma 50% Participation: 66,576,289 shares issued, 62,574,219 shares outstanding net of 4,002,070 treasury shares, and (5) Pro Forma 25% Participation: 60,612,619 shares issued, 56,610,549 shares outstanding net of 4,002,070 treasury shares.

MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS

Trading History

Until May 3, 2002, the Company’s stock traded on The Nasdaq Stock Market under the symbol “SWWI.” On May 3, 2002, the Company’s stock was delisted by Nasdaq due to the fact that the Company’s stock was trading at a price below the minimum Nasdaq requirement. Our common stock is currently traded on the OTCQB Marketplace under the symbol “SWWI.” We expect that our common stock, including the common stock you purchase in this offering, will continue to be quoted on the OTCQB Marketplace, but will not be listed on any exchange, including NASDAQ, following this offering.

To date, there has been a very limited market for our common stock, and although our stock is not subject to any specific restrictions on transfer, there can be no assurance that a more active trading market will develop in the future, or if developed, that it will be maintained.

The following table presents, for the periods indicated, the high and low sales prices of the Company’s common stock, and is based upon information provided by the OTCQB Marketplace. These quotations below reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

	2013		2012		2011
	High	Low	High	Low	High	Low
First quarter	$0.20	$0.10	$0.14	$0.10	$0.33	$0.18
Second quarter	$0.14	$0.08	0.10	0.10	0.24	0.15
Third quarter			0.14	0.10	0.20	0.14
Fourth quarter			0.12	0.09	0.14	0.12

The last reported sale price of the Company’s common stock as of August 27, 2013, was $0.10 per share.

Holders

As of August 27, 2013, the Company had approximately 343 holders of record of its common stock.

Dividends

The Company has never paid cash dividends, other than series A preferred stock distributions in 2000 and stockholder distributions of Subchapter S earnings during 1993 and 1992.

PLAN OF DISTRIBUTION

The offering is not underwritten and we do not presently intend to engage an underwriter or placement agent in connection with this offering.

On or about August 29, 2013, we will distribute the subscription rights, subscription rights certificates and copies of this prospectus to individuals who owned shares of common stock of record as of 5:00 p.m., Eastern Time, on August 6, 2013, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete and sign the subscription rights certificate and return it with payment for the shares, to the subscription agent. See “Terms of the Offering — Subscription Procedure.” If you have any questions, you should contact the information agent for the offering, Georgeson Inc., at (800) 509-0976 or, if you are located outside the U.S., (781) 575-3340 (collect). The subscription rights are nontransferable and will not be listed on any stock exchange or trading market.

We have agreed to pay the subscription agent and information agent customary fees plus certain expenses in connection with the rights offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights. We estimate that our total expenses in connection with the rights offering will be approximately $660,683.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share. As of the record date, 50,646,879 shares of our common stock were outstanding net of 4,002,070 treasury shares at par value. As of the record date, no shares of our common stock were reserved for issuance upon conversion or exercise of stock options and awards, and no such stock options or awards were outstanding.

If all 23,854,680 shares are sold in this offering, we anticipate that there will be 74,501,559 shares of our common stock outstanding upon the conclusion of this offering.

Simon Worldwide Common Stock

Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of our common stock. Each stockholder is entitled to cast one vote for each share of our common stock held. Dividends may be declared by the board of directors. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of shares of our common stock would be entitled to receive all remaining assets of our company after payment of all liabilities, distributed ratably on the basis of the number of shares of common stock held by each of them. The holders of our common stock have no preemptive or, except as set forth herein, subscription rights to purchase shares of our capital stock. Our common stock is not subject to call or redemption.

Shares Held by Overseas Toys

Overseas Toys beneficially owns 41,763,668 shares of our common stock, which represents approximately 82.5% of all our issued and outstanding shares of common stock. We issued 37,940,756 shares of common stock to Overseas Toys pursuant to the 2008 Recapitalization Agreement in exchange for 34,717 shares of our previously authorized class of preferred stock that was then held by Overseas Toys. The shares of common stock issued to Overseas Toys pursuant to the Recapitalization Agreement were issued in reliance on an exemption from the registration requirements of the Securities Act, have not been registered under the Securities Act or any applicable state securities laws, and may not be resold unless subsequently registered under the Securities Act or unless an exemption from such registration is available. The remaining 3,822,912 shares of our common stock held by Overseas Toys were purchased by Overseas Toys from other shareholders pursuant to a tender offer that was consummated in December 2010.

Overseas Toys qualifies as our affiliate for purposes of Rule 144 under the Securities Act. Accordingly, all of the outstanding shares of our common stock held by Overseas Toys are, and any shares purchased by Overseas Toys pursuant to the rights offering will be, “restricted securities” within the meaning of Rule 144. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a holder who has held restricted securities for six months, under certain conditions, may sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company’s outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of six months.

Pursuant to a Registration Rights Agreement we entered into in connection with Overseas Toys’ November 1999 purchase of preferred stock, as amended, Overseas Toys has certain registration rights with respect to the resale of the shares of our common stock that it holds. Overseas Toys possesses an unlimited number of “demand registration rights” to require us to use our best efforts to register the resale of these shares at our expense; however, Overseas Toys must sell in each demand registration at least the greater of 1,000,000 shares or the remaining number of shares then held by Overseas Toys. In addition, if we register the sale of shares of our common stock for our own account or the resale of shares for the account of our other stockholders, we also may have to include in the registration shares held by Overseas Toys and to cover the expenses of such registration. Overseas Toys has an unlimited number of these “piggyback registration rights.”

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by our board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by our board of directors, the business combination is authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders; however we have not opted out of, and we do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide:

•	for the classification of our board of directors so that only a portion of our directors is elected each year, with each director serving a three-year term;

•	that our board of directors is expressly authorized in its discretion to adopt, amend or repeal our bylaws, except as such power may be restricted or limited by the DGCL;

•	that stockholders must provide advance notice of nominations of directors to be voted on at a meeting of the stockholders; and

•

that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Investor Services, Canton, Massachusetts.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the receipt and exercise (or expiration) of the subscription rights and, if applicable, the over-subscription privilege, acquired through the rights offering and, unless otherwise noted in the following discussion, is the opinion of Munger, Tolles & Olson LLP, counsel to us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated thereunder, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service (“IRS”) or a court will agree with the U.S. federal income tax consequences described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of the rights offering.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its particular circumstances or to holders that may be subject to special tax rules, including, but not limited to, partnerships or other pass-through entities, banks and other financial institutions, tax-exempt entities, employee stock ownership plans, certain former citizens or residents of the United States, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that have elected to use the mark-to-market method of accounting, persons holding subscription rights or shares of common stock as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code.

This summary applies to you only if you are a U.S. holder and receive your subscription rights in the rights offering, and have held the common stock, and will hold the subscription rights, as capital assets within the meaning of Section 1221 of the Code. This summary does not apply to you if you are not a U.S. holder.

We have not sought, and will not seek, a ruling from the IRS regarding the federal income tax consequences of the rights offering or the related share issuances. The following summary does not address the tax consequences of the rights offering under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock for U.S. federal income tax purposes and you are:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate, if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity receives the subscription rights or exercises the subscription rights, the tax treatment of a partner or member generally will depend upon the status of the partner or member, the activities of the partnership or pass-through entity, and certain determinations made at the partner or member level. Such a partner or partnership and member or pass-through entity should consult its tax advisor as to the U.S. federal income tax consequences of the receipt, exercise or expiration of the subscription rights.

Holders of common stock are urged to consult their own tax advisors as to the specific tax consequences of the rights offering to them, including the applicable federal, state, local and foreign tax consequences of the rights offering to them and the effect of possible changes in tax laws.

Taxation of Subscription Rights

Receipt of Subscription Rights

In the opinion of our counsel, Munger, Tolles & Olson LLP, your receipt of subscription rights pursuant to the rights offering will not be treated as a taxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. Under Section 305 of the Code, a stockholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. A common stockholder who receives a right to acquire shares of common stock will be treated as having received a taxable dividend (to the extent of earnings and profits) if the distribution is treated as part of a “disproportionate distribution.” A disproportionate distribution of stock or stock rights occurs when a distribution (or series of distributions) from a corporation results in (a) an increase in the stockholder’s proportionate interest in the earnings and profits or assets of the corporation and (b) the receipt by other stockholders of cash or other property. For purposes of the above, “stockholder” includes holders of warrants, options and convertible securities. In the opinion of our counsel, however, a disproportionate distribution will not occur and, therefore, the receipt of subscription rights will not be taxable to a stockholder.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights in proportion to the relative fair market values of the existing shares of common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights. The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances.

Exercise of Subscription Rights

You will not recognize gain or loss on the exercise of a subscription right. Your tax basis in a new share of common stock acquired when you exercise a subscription right will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a share of common stock acquired when you exercise your subscription rights will begin on the date of exercise.

Expiration of Subscription Rights

If you allow subscription rights received in the rights offering to expire, you generally will not recognize gain or loss for U.S. federal income tax purposes, and you will re-allocate any portion of the tax basis in your existing shares of common stock previously allocated to the subscription rights that have expired to the existing shares of common stock.

BENEFICIAL OWNERSHIP TABLE

The following table lists, as of August 27, 2013, the number of shares of our common stock owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. Information relating to beneficial ownership of our common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of August 27, 2013. Under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 50,646,879 shares of our common stock issued and outstanding as of August 27, 2013. Unless otherwise indicated, the beneficial owners listed below may be contacted at our corporate headquarters located at 18952 MacArthur Boulevard, Irvine, California 92612.

Name and Address Of Beneficial Owner (a)	Number of Shares Of Common Stock Beneficially Owned	Percentage Of Class
Overseas Toys, L.P. (b)	41,763,668	82.5%
Multi-Accounts, LLC
OA3, LLC
Ronald W. Burkle
Allan I. Brown (c)	1,113,023	2.2%
Joseph W. Bartlett (c)	20,000	*
Greg Mays (c)	10,000	*
Bradford Nugent (c)	—	—
Ira Tochner (c)	—	—
Terrence Wallock (c)	5,000	*
All directors and executive officers as a group (6 persons)	1,148,023	2.3%

*	The percentage of shares beneficially owned does not exceed 1% of the class
(a)	The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock that the stockholder has sole or shared voting or investment power and any shares of common stock that the stockholder has a right to acquire within sixty (60) days after August 27, 2013, through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options, warrants or other rights into shares of common stock.
(b)	As the sole general partner of Overseas Toys, L.P. (“Overseas Toys”), Multi-Accounts, LLC (“Multi-Accounts”) may be deemed to beneficially own the shares held by Overseas Toys. As the managing member of Multi-Accounts, OA3, LLC (“OA3”) may be deemed to beneficially own the shares held by Overseas Toys. As the managing member of OA3, Ronald Burkle may be deemed to beneficially own the shares held by Overseas Toys. Each of Multi-Accounts, OA3 and Mr. Burkle disclaims ownership of such shares except to the extent of its or his pecuniary interest therein. The address of each of Overseas Toys, L.P., Multi-Accounts, LLC, OA3, LLC, and Ronald W. Burkle is 9130 West Sunset Boulevard, Los Angeles, California 90069. The information concerning these holders is based solely on information contained in filings pursuant to the Securities Exchange Act of 1934.
(c)	The address of each of the directors and executive officers is c/o Simon Worldwide, Inc., 18952 MacArthur Boulevard Suite 470, Irvine, California, 92612.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Munger, Tolles & Olson, LLP, Los Angeles, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. In the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013; and

•	Our Current Report on Form 8-K filed with the SEC on March 22, 2013, as amended by our Current Reports on Form 8-K/A filed on July 15, 2013, August 7, 2013, and August 23, 2013.

We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephoning us at the address set forth below.

Simon Worldwide

18952 MacArthur Boulevard

Irvine, California 92612

Attn: Chief Financial Officer

(949) 251-4660

In addition, we make available, without charge, through our website, www.smi-la.com , electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in the website.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Simon Worldwide, that file electronically with the SEC. You may access the SEC’s web site at http://www.sec.gov.